Exhibit 4.8

Execution Copy

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

COMMTOUCH INC.,

AND

AUTHENTIUM, INC.

Dated as of

July 26, 2010

i

ii

EXHIBIT A	Form of Escrow Agreement
EXHIBIT B	Form of Assumption Document
EXHIBIT C	Form of AV SDK License Agreement
EXHIBIT D	Form of Legal Opinion of Gary Davis, Esq.
EXHIBIT E	Form of the Company's Officers' Certificate
EXHIBIT F	Form of Legal Opinion of Carl L. Spataro, Jr., Esq.
EXHIBIT G	Form of Non-Competition Agreement
EXHIBIT H	Form of Transition Services Agreement
EXHIBIT I	Form of Development Services Agreement
EXHIBIT J	Form of Bill of Sale
EXHIBIT K	Form of Assignment of IP Rights

SCHEDULE 1.1(h)
Furniture, fixtures, equipment, etc. required by the Company to perform its obligations under the Transition Services Agreement and being transferred to the Purchaser upon the expiration or termination of such agreement

SCHEDULE 1.1(l)	Furniture, fixtures, equipment, etc. required by the Company to perform its obligations under the Transition Services Agreement and not being transferred to the Purchaser
SCHEDULE 6.3(h)	Employees and Essential Employees

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is made and entered into as of July 26, 2010, by and between Commtouch Inc., a California corporation (the "Purchaser"), and Authentium, Inc., a Delaware corporation (the "Company").  For valuable consideration and as an inducement to the Company to enter into this Agreement, Commtouch Software Ltd., a company organized under the laws of the State of Israel and the ultimate parent company of the Purchaser (the “Purchaser Parent”), joins this Agreement in the manner set forth in the paragraph captioned “Agreement of the Purchaser Parent” on the signature page of this Agreement.  Each capitalized term used and not otherwise defined herein shall have the meaning set forth in Article 10.

RECITALS

A.           The Company is engaged in research and development, marketing, sales and support of security software products and services that use Blocking Technology to detect and prevent the installation or operation of software code that is known or suspected to be Malware (the "Business"), including (i) the licensing of the Company's anti-virus software development kit (the "AV SDK") to OEM licensees for use in gateway and end-user products, and (ii) the direct sales and support of endpoint anti-Malware products marketed under the brand name "Command Software Anti-Malware" for consumers, small businesses and enterprises ("CSAM Products").  In addition to the Business, the Company is engaged in the development, marketing, sales and support of (y) multi-function consumer security suites and related services (the "ESP-C Products") through internet service providers who market, sell and distribute such suites through their respective ISP brands, and (z) the development, marketing, sale and support of security software products and services that use TSX Technology, including a secure browsing product marketed under the brand name "SafeCentral" (the "TSX-Based Products").

B.           The Company wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Company, the assets relating to the Business (the "Transaction") in consideration of the purchase price described herein, including the Purchaser's assumption of certain liabilities and obligations of the Company described herein.  The Company will continue the development, marketing, sale and support of the ESP-C Products and the TSX-Based Products.

C.           The board of directors of each of the Purchaser and the Company believe it is in the respective best interests of the Purchaser and the Company and their respective shareholders to consummate the Transaction and, in furtherance thereof, have approved the Transaction, this Agreement and the transactions contemplated hereby.

D.           As a condition and an inducement to the Purchaser to enter into this Agreement, certain employees of the Company shall have accepted offers of employment agreements with the Purchaser, each of which acceptances shall become effective at the Closing Date.

E.           A portion of the purchase price payable in connection with the Transaction shall be placed in an escrow account by the Purchaser in accordance with an Escrow Agreement by and among the Purchaser, the Company and the Escrow Agent, substantially in the form of Exhibit A hereto, and the release of such amount shall be contingent upon certain events and conditions, all as set forth in Section 1.5 and Article 7 herein.

F.           A portion of the purchase price payable in connection with the Transaction shall be in the form of an "earn-out" payment based on the revenues recognized by Purchaser from certain OEM customers with respect to their OEM Agreements.

G.           Each of the Company and the Purchaser desires to make certain representations, warranties, covenants and agreements in connection with the Transaction.

NOW, THEREFORE, in consideration of the covenants, premises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1
PURCHASE AND SALE

1.1          Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to purchase and acquire from the Company, and the Company agrees to sell, convey, transfer, assign and deliver to the Purchaser, on the Closing Date, free and clear of all Liens, other than Permitted Liens, all of the Company's right, title and interest in and to all of the Assets and Properties that are used or held by the Company for the primary purpose of conducting the Business (the "Purchased Assets"), including:

(a)          the Company products that use Blocking Technology to detect and remediate Malware, including the Company's AV SDK and CSAM Products and the documentation related thereto (the "Business Products");

(b)          those Contracts set forth in Section 1.1(b) of the Company Disclosure Schedule (the "OEM Agreements") with OEM licensees pursuant to which such licensees are authorized to integrate the AV SDK into their solutions and to sell and support such integrated solutions;

(c)          all Contracts with Company resellers pursuant to which such resellers are authorized to sell the CSAM Products (the "Reseller Contracts");

(d)          all Contracts with end user customers of the CSAM Products (the "End User Contracts" and, collectively with the OEM Agreements and the Reseller Contracts, the "Purchased Contracts");

(e)          all Business Products Intellectual Property, including all interests in the Authentium and Command Software brand names and all associated trademarks, trade names and related property;

(f)           all accounts receivable relating to the Business (subject to Post-Closing Correction pursuant to Section 5.4 of this Agreement);

(g)          all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property set forth in Section 1.1(g) of the Company Disclosure Schedule;

(h)          furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property identified on Schedule 1.1(h) as being required by the Company to perform its obligations under the Transition Services Agreement, which the Company shall transfer to the Purchaser immediately upon expiration or termination of the Transition Services Agreement rather than at Closing;

(i)           the Contracts and Licenses set forth in Section 2.15(f) of the Company Disclosure Schedule pursuant to which the Company licenses-in certain Intellectual Property that is used in the Business (the "Purchased In-Licenses");

(j)           originals, or where not available, copies of the Books and Records relating to (a)-(h) above, including the applicable ledgers, accounting records, machinery and equipment files, customer lists and records, price lists, reseller lists, supplier lists, quality assurance records and procedures, customer complaint files, sales material and records (including end user license agreements, terms and conditions of sales, and marketing collateral), and research and development files relating to the Business Products Intellectual Property.

The Purchased Assets shall not include the following (collectively, the "Excluded Assets"):

(k)          the ESP-C Products;

(l)           furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property identified on Schedule 1.1(k) as being required by the Company to perform its obligations under the Transition Services Agreement but not being transferred to the Purchaser upon expiration or termination of the Transition Services Agreement;

(m)         all cash and accounts receivable not relating to the Business;

(n)          those Contracts that are identified in the Schedules to the Transition Services Agreement as Contracts pursuant to which a Scheduled Service is provided by Third Party Service Provider (as defined in the Transition Services Agreement);

(o)          all Company products other than the Business Products (the "Excluded Products");

(p)          all Contracts other than the Purchased Contracts;

(q)          all Intellectual Property owned by the Company other than Business Products Intellectual Property;

(r)           all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property whose purpose is the Company's general and administrative use (including accounting, human resources, legal and reporting) and which are not used or held by the Company for the primary purpose of conducting the Business ("Administrative Assets");

(s)          all Contracts and Licenses pursuant to which the Company licenses in Intellectual Property other than the Purchased In-Licenses;

(t)           all Books and Records of the Company other than the Books and Records specified in clause (j) above; and

(u)          the Benefit Plans or any assets of the Benefit Plans.

For purposes of this Section 1.1, the "primary purpose" of an Asset or Property is the conduct of the Business if (i) the proper functioning of a Business Product depends upon the use of such Asset or Property; (ii) use of such Asset or Property by the Company for research and development, support, marketing or sales functions relating to the Business exceeds use for such functions relating to the ESP-C Products or the TSX-Based Products, or (iii) such Asset or Property has limited residual value to the Company outside of the Business.

1.2          Assumption of Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to assume and agrees to pay, perform and be responsible for only the following Liabilities of the Company (the "Assumed Liabilities"):

(a)          all License, service and support (including delivery of updates) Liabilities in respect of the Purchased Contracts to the extent such Liabilities have been incurred as of the Closing Date but their performance is scheduled after the Closing Date, and all other Liabilities in respect of the Purchased Assets arising after the Closing Date, except to the extent that such Liabilities with respect to a Purchased Asset relate to any failure to perform, improper performance, warranty or other breach or default under such Purchased Asset by the Company prior to the Closing Date; and

(b)          all Liabilities in respect of the Business Products Intellectual Property arising after the Closing Date.

OTHER THAN THE ASSUMED LIABILITIES, NEITHER PURCHASER NOR ANY OF ITS AFFILIATES WILL ASSUME OR OTHERWISE BE RESPONSIBLE IN ANY WAY WHATSOEVER FOR ANY OTHER DUTIES, OBLIGATIONS OR LIABILITIES OF, OR CLAIMS AGAINST, THE COMPANY (OR ANY OF ITS EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, TRUSTEES, REPRESENTATIVES, SUBSIDIARIES, SHAREHOLDERS OR THEIR AFFILIATES) WITH RESPECT TO THE PURCHASED ASSETS.  NEITHER PURCHASER NOR ANY OF ITS AFFILIATES WILL ASSUME OR OTHERWISE BE RESPONSIBLE IN ANY WAY WHATSOEVER FOR ANY OTHER DUTIES, OBLIGATIONS OR LIABILITIES OF, OR CLAIMS AGAINST, THE COMPANY (OR ANY OF ITS EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, TRUSTEES, REPRESENTATIVES, SUBSIDIARIES, SHAREHOLDERS OR THEIR AFFILIATES) WITH RESPECT TO THE EXCLUDED ASSETS.

1.3         Purchaser Assignment.  Notwithstanding anything herein to the contrary, and for all purposes of this Agreement and the transactions contemplated hereby, the Company and the Purchaser agree that the Purchaser shall be entitled to assign its rights to purchase the Purchased Assets and its obligations to assume the Assumed Liabilities to any one or more Affiliates of the Purchaser, provided that with respect to any such assignment prior to the end of the Earnout Period (a) each assignee Affiliate agrees to be bound by the terms and conditions of this Agreement in the place of Purchaser, and (b) Purchaser agrees to guaranty and remain liable for its Affiliates' performance under this Agreement.

1.4         Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Transaction (the "Closing") will take place as promptly as practicable, but no earlier than the next Business Day after the Company first makes its regularly scheduled payroll payment to the employees of the Business following satisfaction or waiver of the conditions set forth in Article 6, at the offices of the Company at 7121 Fairway Drive, Suite 102, Palm Beach Gardens, Florida 33418, unless another place or time is agreed to by the Purchaser and the Company.  The date upon which the Closing actually occurs is herein referred to as the "Closing Date."

1.5         Purchase Price; Closing. The aggregate purchase price for the Purchased Assets shall be eight million United States Dollars (US $8,000,000) (the "Aggregate Consideration"), which shall be comprised of the Base Purchase Price and the Earnout Payment.  Payment of the Initial Payment shall be subject to adjustment as provided in Section 1.6, payment of the Earnout Payment shall be subject to adjustment as provided in Section 1.7, and disbursement of the Escrow Amount portion of the Base Purchase Price shall be made as provided in Article 7.  At the Closing, upon the terms and subject to the conditions set forth herein, in consideration for the sale, transfer, assignment, conveyance and delivery of the Purchased Assets by the Company to the Purchaser, and in addition to assuming the Assumed Liabilities, and the other transactions contemplated hereby, the Purchaser shall pay to the Company the aggregate amount of four million six hundred thousand United States Dollars (US $4,600,000) (the "Base Purchase Price") as follows:

(a)           The Purchaser shall pay to the Company three million six hundred eighty thousand United States Dollars (US $3,680,000), subject to adjustment as provided in Section 1.6 (the "Initial Payment"); and

(b)           The Purchaser shall deposit nine hundred twenty thousand United States Dollars (US $920,000) (the "Escrow Amount") with the Escrow Agent as provided in Section 7.1.

The Purchaser shall pay all amounts by wire transfer of immediately available funds to an account designated by the Company in writing (or by the Escrow Agent with respect to the Escrow Amount).

1.6        Adjustment to Initial Payment. The parties acknowledge and agree that the Company periodically receives payments from customers with respect to the OEM Agreements that cover future periods of time ("Advance Payments") and that, to the extent Advance Payments are received prior to Closing which apply to periods after Closing, such Advance Payments should be pro-rated and the Purchaser shall be entitled to receive a portion thereof based on the number of days covered by the Advance Payment that occur after the Closing Date relative to the total number of days covered by the Advance Payment.  Therefore, on the date that is ten (10) Business Days following the Closing, the Company shall deliver to the Purchaser a report showing the aggregate Advance Payments that shall have been received as of the Closing Date that apply to any extent for periods after the Closing Date, together with (i) a calculation of the portion of each such Advance Payment that should be due to the Purchaser based on the number of days covered by the Advance Payment that occur after the Closing Date versus the total number of days covered by the Advance Payment (the prorated portion of the Advance Payments that should be paid to the Purchaser shall be referred to as the "Pro-Rated Advance Payment"), (ii) sufficient background information and detail so as to permit the Purchaser to verify the accuracy of the Pro-Rated Advance Payment, and (iii) payment of the Pro-Rated Advance Payment.

1.7         Earnout Payment.  In addition to the Base Purchase Price, promptly following the completion of the Purchaser's audited financial statements for the calendar year ending December 31, 2011 (the "Earnout Period"), the Purchaser will pay the Company an aggregate amount of three million four hundred thousand United States Dollars (US $3,400,000) (the "Earnout Payment"), subject to adjustment as provided below in this Section 1.7

(a)           For purposes of calculating revenues under this Section 1.7 (but not for purposes of keeping the Purchaser's books), (i) only the Purchaser's revenues from the OEM Agreements as reflected in the Purchaser’s financial statements shall be utilized or taken into account, and (ii) the Purchaser shall recognize revenue in accordance with GAAP as in effect as of the Closing Date.  To the extent that the Purchaser Auditors propose to recognize revenue on any of the OEM Agreements differently than the Company has recognized revenue on such OEM Agreement, the Purchaser Auditors shall consult with the Company Auditors regarding such change, provided that (y) notwithstanding such consultation, the decision of the Purchaser Auditors regarding such recognition shall be final and binding on the Company, and (z) the maximum reduction in the Earnout Payment attributable to the manner in which the Purchaser Auditors recognize revenue on the OEM Agreement identified in Section 1.7(a) of the Company Disclosure Schedule shall not exceed the amount listed in Section 1.7(a) of the Company Disclosure Schedule.

(b)           The Purchaser is obliged to provide services to OEM customers for whom deferred revenues were previously recognized and payments already received by the Company, as specified in Section 1.7(b) of the Company Disclosure Schedule.  These deferred revenues shall not be deemed to be revenues recognized during the Earnout Period, and shall not otherwise be utilized or taken into account in any manner, in relation to the calculation of the Earnout Payment.  The adjustment to the Earnout Payment shall be calculated as follows:

(i)           If the aggregate annual revenues recognized from the OEM Agreements in the Purchaser's audited financial statements for the Earnout Period are less than three million four hundred thousand United States Dollars (US $3,400,000), then the Earnout Payment will be reduced by US $2.00 for every US $1.00 of shortfall (below US $3,400,000) in aggregate 2011 annual revenues recognized by the Purchaser from the OEM Agreements; however, notwithstanding the foregoing, if the aggregate annual revenues recognized by the Purchaser during 2011 from the OEM Agreements are two million three hundred thousand United States Dollars (US $2,300,000) or less, then the Earnout Payment shall be reduced to zero.

(ii)           If the aggregate annual revenues recognized from the OEM Agreements in the Purchaser's audited financial statements for the Earnout Period exceed four million United States Dollars (US $4,000,000), then the Earnout Payment shall be increased by US $0.50 for each US $1.00 of excess (above US $4,000,000) in aggregate 2011 annual revenues recognized by the Purchaser from the OEM Agreements.

(c)           Upon reasonable request of the Company during the Earnout Period, but in no event more than quarterly during such period, the Purchaser shall provide to the Company a report and reasonable supporting detail showing the revenue recognized for each of the OEM Agreements from the beginning of the Earnout Period and until the end of the calendar quarter immediately preceding the date of such report.

(d)           The Purchaser shall present its Earnout Payment calculation (the "Earnout Payment Calculation") to the Company no later than March 31, 2012 in a written statement setting forth the calculations and supporting information (for each of the OEM Agreements) in such reasonable detail as to permit the Company to review and confirm the accuracy of the Earnout Payment Calculation.

(e)           Upon receipt of the Earnout Payment Calculation, the Company shall have the right to review and confirm or dispute the accuracy of such calculations.  The Purchaser shall provide the Company, its legal counsel, and its financial advisors with reasonable access, subject to appropriate confidentiality restrictions, to such books and records (at the location such books and records are regularly kept, which may be in Israel; provided that, if requested by the Company, the Purchaser will make such books and records available via secure email transmission to the Company or via a secure online data room), as may be reasonably necessary to enable the Company, its legal counsel, and its financial advisors to review and verify such calculations.  If the Company notifies the Purchaser of its confirmation of the Earnout Payment Calculation, or if the Company does not notify the Purchaser of a disagreement with the calculations set forth in the Earnout Payment Calculation in writing within forty-five (45) days after receipt of the Earnout Payment Calculation, the Earnout Payment Calculation will become final.

(f)           If the Company disagrees with the calculations set forth in the Earnout Payment Calculation, the Company shall notify the Purchaser of such disagreement in writing within forty-five (45) calendar days after receipt of the Earnout Payment Calculation, which notice shall set forth the amount and nature of the disagreement in reasonable detail.

(i)           If the Purchaser does not accept the position of the Company or otherwise negotiate a settlement within thirty (30) calendar days after receipt of such written notice by the Company, then the Company shall have the right to require a final and binding determination by submission of the disputed accounting and calculation issues to a mutually agreeable neutral accountant (the "Neutral Accountant") selected by the parties.  If the parties cannot agree on a Neutral Accountant within ten (10) calendar days, the Purchaser Auditors and Company Auditors shall select the Neutral Accountant.  The final determination of the Neutral Accountant shall fall within the range of difference between the Earnout Payment Calculations provided by the Purchaser and the amounts proposed by the Company.

(ii)           If the final determination by the Neutral Accountant as to the amount of any change or correction of the Earnout Payment Calculation is not more than eighty thousand United States Dollars (US $80,000) greater in favor of the Company than the Earnout Payment Calculation provided by the Purchaser (or, if greater, the last settlement offer made by the Purchaser), then the costs and fees of such dispute resolution shall be borne solely by the Company.  Otherwise, if the final determination results in a net change or correction which is more than eighty thousand United States Dollars (US $80,000) in favor of the Company than the Earnout Payment Calculation provided by the Purchaser (or, if greater, the last settlement offer made by the Purchaser), then the costs and fees of such dispute resolution shall be borne solely by the Purchaser.

(g)           The Purchaser shall pay 80% of the amount due to the Company as shown on the Earnout Payment Calculation concurrent with delivery of the Earnout Payment Calculation, and the Purchaser shall pay the remaining 20% on the earlier of (i) the date that is fifty (50) days following the delivery of the Earnout Payment Calculation, and (ii) five (5) days following notification to the Purchaser by the Company that it agrees with the Earnout Payment Calculation and waives its right under Section 1.7(f) to dispute the Earnout Payment Calculation; provided, however, that if the Earnout Payment Calculation is disputed, the Purchaser shall not be required to pay the remaining 20% until a final determination, and in such case the Purchaser shall pay the amount finally determined to be due within fifteen (15) calendar days of a final determination in accordance with this Section 1.7.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Purchaser that the following representations and warranties are true and accurate in all respects as of the date hereof and as of the Closing Date (as though made then), subject only to such exceptions as are specifically disclosed with respect to specific numbered sections and lettered subsections of this Article 2 (or with respect to another numbered section or lettered subsection to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other numbered section or lettered subsection) in the disclosure schedule and schedule of exceptions delivered herewith and dated as of the date hereof (the "Company Disclosure Schedule"):

2.1         Organization and Qualification.  The Company is a company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct the Business as presently conducted and to own, use, license and lease the Purchased Assets.  The Company is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of the Purchased Assets, or the conduct or nature of the Business, makes such qualification, licensing or admission necessary except where the failure to be so qualified, licensed or admitted to do business or the failure to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.  Section 2.1 of the Company Disclosure Schedule sets forth each jurisdiction where the Company is so qualified, licensed or admitted to do business and separately lists each other jurisdiction in which the Company owns, uses, licenses or leases the Purchased Assets, or conducts the Business or has employees who are engaged in the Business or engages independent contractors for the Business.

2.2         Authority Relative to this Agreement. The Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary action by the board of directors of the Company, and no other action on the part of the board of directors of the Company is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to which the Company is a party have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which the Purchaser is a party, thereof) by the Purchaser, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights generally and by general principles of equity.

2.3         No Conflicts. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party does not, and the performance by the Company of its obligations under this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)          conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Second Amended and Restated Certificate of Incorporation, Bylaws or any other charter document of the Company;

(b)          subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 2.3(b) of the Company Disclosure Schedule, if any, conflict with or result in a violation or breach of any Law or Order applicable to the Company, except where such conflict, violation or breach would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(c)          subject to obtaining the consents, approvals and actions, and giving the notices, disclosed in Section 2.3(c) of the Company Disclosure Schedule, if any, (i) conflict with or result in a violation or breach of, (ii) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of (except for such consents approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Laws or as would not, individually or in the aggregate, have a Company Material Adverse Effect), (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to (except to the extent that any such termination, cancellation, acceleration or modification would not, individually or in the aggregate, have a Company Material Adverse Effect), (v) result in or give to any Person any additional rights or entitlement to any increased, additional, accelerated or guaranteed payments or performance under, or (vi)  result in the loss of any material benefit under, any Purchased Contract.

(d)          subject to obtaining the consents, approvals and actions, and giving the notices, disclosed in Section 2.3(d) of the Company Disclosure Schedule, if any, result in the creation or imposition of (or the obligation to create or impose) any Lien upon the Purchased Assets.

2.4          Organizational Documents. The Company has prior to the execution of this Agreement delivered to the Purchaser  true and complete copies of its Second Amended and Restated Certificate of Incorporation, Bylaws and other charter documents, all as amended through the date hereof.  The Company is not in violation of any provision of its Second Amended and Restated Certificate of Incorporation, Bylaws or other charter documents.

2.5          Audited Financial Statements.   Section 2.5 of the Company Disclosure Schedule sets forth the Audited Financial Statements.  The Audited Financial Statements set forth in the Company Disclosure Schedule have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto as delivered to the Purchaser prior to the date hereof).  The Audited Financial Statements present fairly and accurately the financial condition and operating results of the Company as of the dates and during the periods indicated therein.

2.6          Absence of Changes.

Since December 31, 2009, there has not been any Company Material Adverse Effect or any occurrence or event which, individually or in the aggregate, could be reasonably expected to have any Company Material Adverse Effect.  Since December 31, 2009, the Company has operated its business in the ordinary course of business consistent with past practice.

2.7          No Undisclosed Liabilities

Except as set forth in Section 2.7 of the Company Disclosure Schedule or as reflected or reserved against in the Audited Financial Statements (including the notes thereto), there is no Liability of, relating to or affecting the Business or any of the Purchased Assets, other than Liabilities incurred in the ordinary course of business consistent with past practice since the Audited Financial Statement Date and in accordance with the provisions of this Agreement which, individually and in the aggregate, are not material to the Business or Condition of the Company and are not for tort or for breach of contract.

2.8          Taxes.

Except as otherwise set forth in Section 2.8 of the Company Disclosure Schedule:

(a)           All material Tax Returns required to have been filed by or with respect to the Company or any affiliated, consolidated, combined, unitary or similar group of which the Company is or was a member (a "Relevant Group") with respect to the Purchased Assets or the Business have been duly and timely filed (including any extensions) with the appropriate Taxing Authority, and each such Tax Return correctly and completely reflects Tax liabilities and all other information required to be reported thereon.  All material Taxes due and payable by the Company or any member of a Relevant Group with respect to the Purchased Assets or the Business, whether or not shown on any Tax Return, or claimed to be due by any Tax Authority, for all periods (or portions of periods) prior to the Closing Date, have been paid. The Purchaser shall have no successor liability for Taxes of any kind.

(b)           The Company is not a party to any agreement extending the time within which to file any Tax Return.  No Claim has ever been made by a Taxing Authority of any jurisdiction in which the Company or any member of any Relevant Group does not file Tax Returns that the Company or such member is or may be subject to taxation by that jurisdiction with respect to the Purchased Assets or the Business.

(c)           The Company and each member of any Relevant Group has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, supplier, creditor or independent contractor.

(d)           The Company has not received any demand for payment or notice of assessment of, and does not have knowledge of any action by any Taxing Authority in connection with assessing, additional Taxes against or in respect of it or any Relevant Group for any period with respect to the Purchased Assets or the Business.  There is no dispute or Claim concerning any Tax Liability of the Company threatened, claimed, raised or assessed by any Taxing Authority, and no basis exists for any such Claim or dispute.  There are no Liens for Taxes upon the Purchased Assets, or otherwise related to the Business, other than Liens for Taxes not yet due.  Section 2.8(d) of the Company Disclosure Schedule lists those Tax Returns, if any, of the Company and each member of any Relevant Group that have been audited or examined by Taxing Authorities, and indicates those Tax Returns of the Company and each member of any Relevant Group that currently are the subject of audit or examination.  The Company has delivered or made available to the Purchaser true, complete and correct copies of all material Tax Returns filed by, and all Tax examination reports, correspondence received by the Company from any Tax Authority, and statements of deficiencies or assessment agreements assessed against or agreed to by, the Company and each member of any Relevant Group since the fiscal year ended December 31, 2006.

2.9          Legal Proceedings.

(a)                 Except as set forth in Section 2.9 of the Company Disclosure Schedule:

(i)           There is no Action or Proceeding pending nor, to the knowledge of the Company, threatened against, relating to or affecting any of the Purchased Assets;

(ii)          There has not been since the date of the Audited Financials any Action or Proceeding pending nor, to the knowledge of the Company, threatened against, relating to or affecting any of the Purchased Assets;

(iii)         There is  no material event or circumstance known to the Company that, either alone or together with other material events and circumstances known to the Company, could reasonably be expected to give rise to any Action or Proceeding against, relating to or affecting the Business or the Purchased Assets;

(iv)         The Company has not received notice of, and does not otherwise have knowledge of, any Order outstanding against the Company;

(v)          The Company has not received notice and does not otherwise have knowledge of any defects, dangerous or substandard conditions in any product or materials sold, distributed, or currently proposed to be sold or distributed by the Company that could cause bodily injury, sickness, disease, death or damage to property, or result in loss of use of property, or any Claim, suit, demand for arbitration or notice seeking damages for bodily injury, sickness, disease, death, or damage to property, or loss of use of property.

(b)                 Prior to the execution of this Agreement, the Company has delivered to the Purchaser all responses of counsel for the Company to any requests made to the Company for information for the preceding three years (together with any updates provided by such counsel) regarding Actions or Proceedings pending or threatened against, relating to or affecting the Company.

2.10       Compliance with Laws and Orders.  Neither the Company nor any of its directors, officers, Affiliates, agents or employees is currently in default or violation in any material respect under, any Law or Order applicable to the Business or the Purchased Assets, and the Company has no knowledge of any claim that the Company is currently or has been in violation of any such Law or Order relating to the Purchased Assets or the Business in any material respect.

2.11       Employees; Labor Relations.

(a)                 The Company is, and during the three (3) years immediately preceding the date of this Agreement has been, in compliance in all material respects with all applicable Laws then in effect respecting employment and employment practices, labor, terms and conditions of employment and wages and hours with respect to the Transferring Employees

(b)                 There are no labor disputes or union organization activities pending or, to the knowledge of the Company, threatened, relating to the Transferring Employees.  The Company has not failed to pay as of the most recent payroll date prior to the date hereof any amounts due and owing as of such payroll date to any of its Transferring Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed through the date hereof or amounts required to be reimbursed to them through the date fourteen days prior to the date hereof for which a complete and correct expense reimbursement form had been completed and approved prior to such date.  The Company is neither bound by nor subject to (and none of the Purchased Assets is bound by or subject to) any written or oral commitment or arrangement with any labor union, and no labor union has, to the best of the Company's knowledge, sought to represent any of the Company's employees, representatives or agents.  There is no labor strike, dispute, slowdown or stoppage pending or, to the best of the Company's knowledge, threatened against or involving the Company.  There is no unfair labor practice complaint pending or, to the knowledge of Seller or the Company, threatened against the Company before the National Labor Relations Board.  Each Transferring Contractor is properly classified as an independent contractor for purposes of all employment related Laws and all Laws concerning the status of independent contractors.  Section 2.11(b) of the Company Disclosure Schedule sets forth, individually and by category, the name of each Transferring Contractor, together with such person's position or function, annual base salary or wage and any applicable commission, incentive, severance, perquisite or bonus arrangements.  The consummation of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due to any Transferring Person, and to the knowledge of the Company no Transferring Person has made any threat, or otherwise revealed an intent, to terminate such person's relationship with the Company for any reason, including because of the consummation of the transactions contemplated by this Agreement.

(c)                 Each Transferring Employee is employed at will and, except as set forth in Section 2.11(c) of the Company Disclosure Schedule, there is no employment agreement with any Transferring Employee requiring that the Company pay severance in connection with termination of such Transferring Employee's employment with the Company in accordance with Section 6.3(h) of this Agreement and no Transferring Employee is represented by a union.  To the knowledge of the Company no Transferring Employee has made any threat, or otherwise revealed an intent, to terminate such employee's relationship with the Company, for any reason, including because of the consummation of the transactions contemplated by this Agreement.

(d)                 There have been no Claims during the three (3) years immediately preceding the date of this Agreement based on sex, sexual or other harassment, age, disability, race or other discrimination or common law Claims, including Claims of wrongful termination, by any employee of the Company or by any employee performing work for the Company but provided by an outside employment agency, and there are no facts or circumstances known to the Company that could reasonably be expected to give rise to such complaint or Claim.  The Company has not received any notice during the three (3) years immediately preceding the date of this Agreement of any Claim that it has not complied in any material respect with any Laws relating to the employment of employees, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination, the WARN Act, employee safety, or that it is liable for any arrearages of wages or any Tax or penalty for failure to comply with any of the foregoing.

(e)                 The Company has no written policies or employee handbooks or manuals except as previously provided to the Purchaser and as described in Section 2.11(e) of the Company Disclosure Schedule.

(f)                 To the knowledge of the Company, no Transferring Employee is bound by, subject to or obligated under any Contract or other agreement or subject to any Law that would interfere with the ability of such Transferring Employee to be employed by the Purchaser in the Business as presently conducted.

(g)                 All amounts which the Company is required by Law or by agreement with the Transferring Employees to deduct from such employees' salaries or transfer to such employees' pension, life insurance, incapacity insurance or other plans have been duly paid into the appropriate fund or funds as of the most recent Company scheduled bi-weekly payroll date prior to the date hereof, and the Company does not have any outstanding obligation to make any such transfer or provision until the next scheduled bi-weekly payroll date.  Except as set forth in Section 2.11(g) of the Company Disclosure Schedule, there are no agreements or arrangements (whether or not legally enforceable) for the payment of any pensions, allowances, lump sums or other like benefits on retirement, death or termination or during periods of sickness or disablement for the benefit of any Transferring Employee or for the benefit of the dependents of any such person in effect as of the date hereof.

2.12       Benefit Plans.

(a)                 Neither the Company nor any ERISA Affiliate has any Liability under any Benefit Plan or Multiemployer Plan or Pension Plan that will become a Liability of Purchaser or any Affiliate of Purchaser or result in any Lien on the Purchased Assets or on any other assets of Purchaser and Purchaser’s Affiliates.

(b)                 The Company and its ERISA Affiliates, if any, have complied and will comply, both before and after the Closing, with the requirements of COBRA.

2.13       Real Property.

(a)                 Section 2.13(a) of the Company Disclosure Schedule contains a true and complete list of (i) each parcel of real property leased, used in or necessary for the conduct of the Business as currently conducted (as lessor or lessee or otherwise) (the "Leased Real Property") and (ii) all Liens relating to or affecting any parcel of real property referred to in clause (i) to which the Company is a party.  The Company owns no real property other than Company-owned leasehold improvements, if any, on the Leased Real Property.

(b)                 Subject to the terms of its respective leases, the Company has a valid and subsisting leasehold estate in and the right to quiet enjoyment in the Leased Real Property for the full term of the leases relating thereto.  Each lease referred to in clause (i) of Section 2.13(a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company and of each other Person that is a party thereto, and there is no, and the Company has not received notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder.  The Company does not owe brokerage commissions or finder's fees with respect to any such Leased Real Property, except to the extent that the Company may renew the term of any such lease, in which case, any such commissions and fees would be in amounts that are reasonable and customary for the spaces so leased, given their intended use and terms.

(c)                 To the knowledge of the Company, the improvements on the Leased Real Property (i) comply with and are operated in accordance with applicable Laws (including Environmental Laws) and all applicable covenants and restrictions under the lease for such Leased Real Property, and (ii) are in all material respects in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and such improvements are in all material respects adequate and suitable for the purposes for which they are currently being used.  The Company has not received notice of any condemnation or appropriation proceedings that are pending against any of such real property or any of the improvements thereon nor does the Company have knowledge that any such proceedings are threatened.

(d)                 True copies of the lease documents under which the Leased Real Property is leased, subleased (to or by the Company or otherwise), utilized or operated (the "Lease Documents") have been delivered to the Purchaser.  The Lease Documents are unmodified and in full force and effect, and there are no other Contracts between the Company and any other Person or by and among any other Persons, claiming an interest in the leasehold interest of the Company in the Leased Real Property or otherwise relating to the use and occupancy of the Leased Real Property.

2.14       Purchased Assets.

(a)                 The Company is in possession of and has good and marketable title to, or has valid leasehold interests in the Purchased Assets.  The Purchased Assets represent all of the Assets and Properties required to conduct the Business, as conducted by the Company on the date hereof, except for (i) Excluded Assets required to conduct the Business that are readily available for purchase and which have an aggregate replacement cost not in excess of fifteen thousand United States Dollars (US $15,000); (ii) Excluded Assets that are Administrative Assets; (iii) furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property identified on Schedule 1.1(l) as being required by the Company to perform its obligations under the Transition Services Agreement; and (iv) Contracts that are identified in the Schedules to the Transition Services Agreement as Contracts pursuant to which a Scheduled Service is provided by Third Party Service Provider (as defined in the Transition Services Agreement).  All such Purchased Assets (including leasehold interests) are free and clear of Liens, except for (A) those items set forth in Section 2.14(a)(1) of the Company Disclosure Schedule, which shall be discharged by the Company no later than the Closing, and (B) the following (collectively referred to as “Permitted Liens”):

(i)                 those items set forth in Section 2.14(a)(2) of the Company Disclosure Schedule, all of which will be released prior to or at the Closing;

(ii)                liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and disclosed in Section 2.14(a)(3) of the Company Disclosure Schedule;

(iii)               mechanics', carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the Business or the Purchased Assets; or

(iv)               easements, rights of way, zoning ordinances and other similar encumbrances affecting Leased Real Property which are not, individually or in the aggregate, material to the Business or the Purchased Assets, which do not prohibit or interfere with the current operation of any Leased Real Property

(b)                 Section 2.14(b) of the Company Disclosure Schedule sets forth a list of each item of equipment included in the Purchased Assets.  Each item of equipment included in the Purchased Assets is in good operating condition (normal wear and tear excepted) and none of such equipment is in need of maintenance or repair, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

2.15       Intellectual Property.

(a)                 Section 2.15(a) of the Company Disclosure Schedule lists all Business Registered Intellectual Property (including all trademarks and service marks that the Company has used with the intent of creating or benefiting from any common law rights relating to such marks) and lists any proceedings or actions pending as of the date hereof before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Business Registered Intellectual Property.

(b)                 The Company has all requisite right, title and interest in or valid and enforceable rights under Contracts or Licenses to use all Business Products Intellectual Property necessary to the conduct of the Business.  Each item of Business Products Intellectual Property, including all Business Registered Intellectual Property listed in Section 2.15(a) of the Company Disclosure Schedule, is owned exclusively by the Company (excluding Intellectual Property licensed to the Company under any License, as noted on the Company Disclosure Schedule) and is free and clear of all Liens.  Except as set forth in Section 2.15(a) of the Company Disclosure Schedule, the Company owns exclusively all trademarks, service marks and trade names used by the Company in connection with the Business Products and all such trademarks, service marks and trade names are included in the Purchased Assets.

(c)                 The Company has entered into binding, written agreements with every current and former employee of the Company who has developed or created any Business Products Intellectual Property, and with every current and former independent contractor who has developed or created any Business Products Intellectual Property, whereby such employees and independent contractors are or have been obligated to assign to the Company any ownership interest and right they may have in the Business Products Intellectual Property.

(d)                 Except pursuant to agreements described in Section 2.15(d) of the Company Disclosure Schedule and pursuant to the Purchased Contracts, the Company has not transferred ownership of or granted any License of or other right to use any Intellectual Property that is or was Business Products Intellectual Property, to any other Person, nor has the Company authorized any other Person to retain any right to use any Intellectual Property that is or was Business Products Intellectual Property.

(e)                 The Business Products Intellectual Property included in the Purchased Assets constitutes all the Intellectual Property used in and/or necessary to the conduct of the Business as it presently is conducted.

(f)                 Section 2.15(f) of the Company Disclosure Schedule lists (i) all Contracts and Licenses pursuant to which the Company licenses-in Intellectual Property that are included in the Purchased Assets; and (ii) all Contracts and Licenses pursuant to which the Company licenses the AV SDK to OEM Licensees.  The Company has provided Purchaser a copy of the Company standard form reseller agreement and the Company standard End User License Agreement for end-point customers and a summary of any material deviations from same in any material Contracts.

(g)                 Section 2.15(g) of the Company Disclosure Schedule lists all Contracts, Licenses and agreements included in the Purchased Assets between the Company and any other Person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other Person of the Intellectual Property of any Person other than the Company.

(h)                 The operation of the Business as presently conducted does not (i) to the Company's knowledge, infringe or misappropriate the Intellectual Property of any Person, or (ii) violate any term or provision of any License or Contract relating to the Business Products Intellectual Property by which the Company is bound, and the Company has not received notice from any Person claiming that such operation or any product, technology or service included in the Purchased Assets infringes or misappropriates the Intellectual Property of any Person or constitutes unfair competition or unfair trade practices under any Law.

(i)                 Except as set forth in Section 2.15(i) of the Company Disclosure Schedule, all necessary registration, maintenance, renewal fees, annuity fees and Taxes in connection with the Business Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Business Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

(j)                 There is no dispute (and, to the Company's knowledge, there are no facts or circumstances that may reasonably be expected to lead to a dispute) regarding the scope of any of the Contracts or Licenses set forth in Section 2.15(f) and Section 2.15(g) of the Company Disclosure Schedule regarding performance under such Contract or License, including with respect to any payments to be made or received by the Company thereunder.

(k)                 To the knowledge of the Company, no Person is infringing or misappropriating any Business Products Intellectual Property.

(l)                  The Company has taken all commercially reasonable steps to protect the Company's rights in confidential information and trade secrets of the Company relating to the Business or provided by any other Person to the Company and relating to the Business subject to a duty of confidentiality.  Without limiting the generality of the foregoing, the Company has, and enforces, a policy requiring (i) each employee that has access to confidential information and trade secrets of the Company relating to the Business to execute a proprietary information, confidentiality, and invention and copyright assignment agreement substantially in the form set forth in or attached to Section 2.15(l) of the Company Disclosure Schedule and (ii) each independent contractor or consulting agreement with any independent contractor or consultant to the Company that has access to confidential information and trade secrets of the Company relating to the Business to include appropriate confidential information and assignment of invention provisions (such agreements providing, among other things, the "work for hire" doctrine) and all current and former employees, consultants and independent contractors of the Company have executed such agreements, as applicable, and copies of all such agreements for Transferring Persons have been provided to the Purchaser or made available to the Purchaser for review.

(m)                No Business Products Intellectual Property is subject to any Order, Action or Proceeding that restricts, or that could reasonably be expected to restrict in any manner, the use, transfer or licensing of any Business Products Intellectual Property by the Company or that may affect the validity, use or enforceability of such Business Products Intellectual Property.

(n)                 No (i) product, technology, service or publication of the Company, (ii) material published or distributed by the Company or (iii) conduct or statement of Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates any Law.

(o)                 Neither this Agreement nor any transactions contemplated by this Agreement will result in the granting of any rights or licenses with respect to the Business Products Intellectual Property to any Person pursuant to any Contract, arrangement or commitment to which the Company is a party or by which any of its Assets and Properties are bound.

(p)                 Section 2.15(p) of the Company Disclosure Schedule sets forth a list of all "freeware" and "shareware" incorporated into any product included in the Purchased Assets.  The Company has all rights necessary for its current use of such "freeware" and "shareware" and has included in its End-User Contracts and Reseller Agreements all pass-through licenses required by such "freeware" and "shareware."

(q)                 The Company's products included in the Purchased Assets comply in all material respects with all applicable standards and with the feature specifications and performance standards set forth in the Company's product data sheets.  There are no outstanding Claims (or facts that may reasonably lead to a Claim) for breach of warranties by the Company in connection with the foregoing.  All product performance comparisons heretofore furnished by the Company to customers or the Purchaser are accurate in all material respects as of the dates so furnished (except that, in the case of product performance comparisons made as of a specified earlier date, such comparisons shall be accurate as of such specified earlier date, and, in the case of product performance comparisons superseded by a subsequent product performance comparison furnished to the customer before the customer's acquisition of a license on the product covered by the superseded comparison, the superseding comparison shall be accurate in all material respects and the superseded comparison shall be disregarded).

(r)                 Except as set forth in Section 2.15(r) of the Company Disclosure Schedule, (i) All Business Products Intellectual Property is freely transferable, conveyable, and/or assignable by the Company to the Purchaser without any restriction, constraint, control, supervision, or limitation whatsoever, and (ii) there exists no restriction, constraint, control, supervision, or limitation on the place, method and scope of exploitation of any Business Products Intellectual Property (including the operation of the Business as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of products incorporating any of the Business Products Intellectual Property).

2.16       Contracts.

(a)                 Section 2.16(a)(1) of the Company Disclosure Schedule contains a  true and complete list of each of the OEM Agreements, and each of the Reseller Contracts and End User Contracts whose value is, has been or is reasonably expected to equal or exceed twenty-five thousand United States Dollars (US $25,000) in any twelve month period.  Copies of all such Purchased Contracts (if written), together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided to the Purchaser prior to the execution of this Agreement.  Section 2.16(a)(2) of the Company Disclosure Schedule contains a true and complete list of each Purchased Contract listed on Section 2.16(a)(1) of the Company Disclosure Schedule (i) not terminable by the Company upon thirty (30) days (or less) notice by the Company without penalty or obligation to make any payment based on such termination or (ii) which provides for continuing services (including support and maintenance services) by the Purchaser after the Closing Date.  Complete copies of each Contract listed or required to be listed in Section 2.16(a)(2) of the Company Disclosure Schedule have been provided to the Purchaser.  Except as set forth in Section 2.16(a)(3) of the Company Disclosure Schedule the Company is entitled to assign its rights and obligations under each Purchased Contract relating to the Business to which it is a party or by which any of the Purchased Assets are bound to the Purchaser and will be entitled to assign its rights and obligations thereunder with the prior approval of one or more parties to such Purchased Contract.

(b)                 Each Purchased Contract required to be disclosed in Sections 2.16(a)(1) and 2.16(a)(2) of the Company Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms.  To the knowledge of the Company, the Company and the counterparty to each such Purchased Contract have complied in all material respects with the provisions thereof.  The Company has not received notice that the Company, nor given any notice that the counterparty to any such Purchased Contract, is in violation or breach of or default under any such Purchased Contract.

(c)                 Section 2.16(c) of the Company Disclosure Schedule sets forth each Purchased Contract that  (i) by its express terms automatically terminates or allows termination by the other party thereto upon consummation of the transactions contemplated by this Agreement or (ii) by its express terms contains any covenant or other provision which limits the Company's ability to compete with any Person in any line of business or in any area or territory.

2.17       Insurance.

(a)                 Section 2.17(a) of the Company Disclosure Schedule contains a true and complete list (including the names and addresses of the insurers and the expiration dates of the policies) of all liability, property, workers' compensation, E&O, directors' and officers' liability and other insurance policies currently in effect that insure the operation of the Business, the Transferring Persons or the Purchased Assets and that have been issued to the Company.  All premiums due under the policies set forth in Section 2.17(a) of the Company Disclosure Schedule have been paid when due and the Company has not received any notice of cancellation or termination in respect of any such policy, and the Company has no knowledge of any reason or state of facts that could reasonably be expected to lead to the cancellation of such policies or of any threatened termination of any such policies.  The insurance policies listed in Section 2.17(a) of the Company Disclosure Schedule, in the reasonable judgment of the Company, (i) are, in light of the operation of the Business and the Purchased Assets, in amounts and have coverages that are reasonable and customary for Persons engaged in similar businesses and operations and having similar Assets and Properties and (ii) are in amounts and have coverages as required by any Purchased Contract.

(b)                 Section 2.17(b) of the Company Disclosure Schedule contains a list of all claims relating to the Business or the Purchased Assets made under any insurance policies covering the Company in the three years immediately preceding the date of this Agreement.  The Company has not received notice that any insurer under any policy listed (or required to be listed) in Section 2.17(b) of the Company Disclosure Schedule is denying, disputing or questioning liability with respect to a claim thereunder or defending under a reservation of rights clause.

2.18       Affiliate Transactions.

(a)                 Except as disclosed in Sections 2.11(c) and 2.18(a) of the Company Disclosure Schedule, there are no Purchased Contracts or Assumed Liabilities between the Company, on the one hand, and (i) any current or former officer, director, shareholder, or to the Company's knowledge, any Affiliate or Associate of the Company or (ii) any Person who, to the Company's knowledge, is an Associate of any such officer, director, shareholder or Affiliate, on the other hand.

(b)                 Each of the Contracts and Liabilities listed in Section 2.18(a) of the Company Disclosure Schedule was entered into or incurred, as the case may be, on terms no less favorable to the Company (in the reasonable judgment of the Company) than if such Contract or Liability was entered into or incurred on an arm's length basis on competitive terms.  Any Contract to which the Company is a party and in which any director or shareholder of the Company has a financial interest in such Contract was approved by a majority of the disinterested members of the board of directors of the Company or shareholders of the Company, as the case may be, in accordance with applicable Law.

2.19       Environmental Matters.

(a)                 The Company's operation of the Business is in compliance with all applicable Environmental Laws and the Company has obtained and is in compliance with all Environmental Permits applicable to the operation of the Business and such Environmental Permits are valid and in full force and effect.

(b)                 There are no material Liabilities of or relating to the operation of the Business, arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances known to the Company which could reasonably be expected to result in or be the basis for any such Liability.  To the knowledge of the Company, there are no Environmental Claims pending or threatened against the Company.

(c)                 The Company does not own, lease or operate any real property related to the Business, and has not owned, leased or operated any real property related to the Business in New Jersey or Connecticut.

2.20       Substantial Customers and Suppliers.  Section 2.20(a) of the Company Disclosure Schedule lists the fifteen largest customers of the Business, collectively, on the basis of revenues collected or accrued for the most recent complete fiscal year.  Section 2.20(b) of the Company Disclosure Schedule lists the fifteen largest suppliers of the Business on the basis of cost of goods or services purchased for the most recent complete fiscal year.  Except as disclosed in Section 2.20(c) of the Company Disclosure Schedule, there has been no material adverse change in the business relationship of the Company with any customer or supplier and no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company since January 1, 2010, or has threatened to cease or materially reduce such purchases or sales or provision of services after the date hereof.  Except as disclosed in Section 2.20(d) of the Company Disclosure Schedule, to the knowledge of the Company, no such customer or supplier is threatened with bankruptcy or insolvency.

2.21       Accounts Receivable. The accounts and notes receivable of the Business as of June 30, 2010 are all summarized in Section 2.21 of the Company Disclosure Schedule, and (a) arose from bona fide sales transactions in the ordinary course of business, consistent with past practice, and are payable on ordinary trade terms, (b) are valid and binding obligations of the respective debtors, (c) are not subject to any valid set-off, defense or counterclaim and are fully collectable in the ordinary course of business, except to the extent described in Section 2.21 of the Company Disclosure Schedule, and (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

2.22       Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or similar fee or commission in connection with this Agreement and the transactions contemplated hereby based on arrangements made by or on behalf of the Company.

2.23       Warranty Obligations.

(a)                 Section 2.23(a) of the Company Disclosure Schedule sets forth (i) a list of all forms of written warranties, guarantees and written warranty policies of the Company in respect of any of the  products and services of the Business that are not otherwise contained in the Purchased Contracts and Assumed Liabilities and are currently in effect (the "Extraneous Warranty Obligations"), and the duration of each such Extraneous Warranty Obligation, and (ii) each of the Extraneous Warranty Obligations which is subject to any dispute or, to the knowledge of the Company, threatened dispute.

(b)                 Except as disclosed in Section 2.23(b) of the Company Disclosure Schedule, (i) there have not been any material deviations from the warranty obligations contained in the Purchased Contracts and Assumed Liabilities or the Extraneous Warranty Obligations, and no salesperson, employee or agent of the Company is authorized to undertake obligations to any customer or other Person in excess of such warranty obligations or Extraneous Warranty Obligations without the prior written authorization of an officer of the Company and (ii) the Company has not made any reserves for Extraneous Warranty Obligations.

2.24       Payments. The Company has not, directly or indirectly, paid or delivered any fee, commission or other sum of money or item or property, however characterized, to any finder, agent, client, customer, supplier, government official or other party, in the United States or any other country, which is in any manner related to the Business or the Purchased Assets, which is, or may be with the passage of time or discovery, illegal under any federal, state or local laws of the United States (including without limitation the U.S. Foreign Corrupt Practices Act) or any other country having jurisdiction; and the Company has not participated, directly or indirectly, in any boycotts or other similar practices affecting any of its actual or potential customers and has at all times done business in an open and ethical manner.

2.25       Financial Projections/Forecast.

(a)                 The Company has made available to the Purchaser certain financial projections with respect to the Business, which projections were prepared for internal use only.  Such projections were prepared in good faith and are based on assumptions believed by the Company to be reasonable as of the date that they were made available to the Purchaser.

(b)                 On May 2, 2010, the Company provided to the Purchaser and the Purchaser has reviewed and approved a copy of the Company's written annual forecast of the revenues and costs for the period ending December 31, 2010 and December 31, 2011 relating to the Business (the "Forecast").  The Forecast was prepared in good faith and is based on assumptions believed by the Company to be reasonable as of the date provided to the Purchasers and as of the date hereof.

(c)                 The projections and Forecast referred to in (a) and (b) above, and the assumptions upon which such projections and Forecast were based may or may not prove to be correct.  Such projections, Forecast and any other forward-looking statements included therein or related thereto have been provided on a good faith basis to assist in an evaluation of the Business and the Purchased Assets, but are not to be viewed as factual and should not be relied upon as an accurate representation of future results.  The actual results will vary from the anticipated results and such variations may be material.

2.26       Approvals.

(a)                 Section 2.3(b) of the Company Disclosure Schedule sets forth a list of all material Approvals of Governmental or Regulatory Authorities relating to the Business which are required to be given to or obtained by the Company from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)                 Section 2.3(c) of the Company Disclosure Schedule sets forth a list of all material Approvals which are required to be given to or obtained by the Company from any and all Persons other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)                 This Agreement and the Transaction have been approved by the requisite stockholder action of the Company, in accordance with its charter documents and applicable Law.

(d)                 The Company has obtained all material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by the Company in the manner presently being conducted and there has been no written notice received by the Company of any material violation or material non-compliance with any such Approvals.  All material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by the Company as it is currently being conducted are set forth in Section 2.26(d) of the Company Disclosure Schedule.

2.27       Export Controls Compliance. To the Company's knowledge, except as set forth in Section 2.27 of the Company Disclosure Schedule, there have been no violations by the Company of the International Traffic in Arms Regulations, 22 CFR Parts 120-130, administered by the Department of State, the Export Administration Regulations, 15 CFR Parts 730-774, administered by the Department of Commerce (the "EAR"), the U.S. economic sanctions programs administered by the Department of Treasury, or Office of Foreign Assets Control, 31 CFR Parts 500 to 598 (collectively, the "Export Controls Laws").

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Company that the following representations and warranties are true and accurate in all respects as of the date hereof and as of the Closing Date (as though made then), subject only to such exceptions as are specifically disclosed with respect to specific numbered sections and lettered subsections and subsections of this Article 3 (or with respect to another numbered section or lettered subsection to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other numbered section or lettered subsection) in the disclosure schedule and schedule of exceptions delivered herewith and dated as of the date hereof (the "Purchaser Disclosure Schedule"), and organized with corresponding numbered sections and lettered subsections, as set forth in this Article 3:

3.1          Organization and Qualification. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of California.

3.2          Authority Relative to this Agreement.  The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action by the board of directors of the Purchaser, and no other action on the part of the board of directors of the Purchaser is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Purchaser is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to which the Purchaser is a party have been or will be, as applicable, duly and validly executed and delivered by the Purchaser and, assuming the due and valid authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which the Company and/or the other parties is or are a party, thereof) by the Company and/or the other parties thereto, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights generally and by general principles of equity.

3.3          No Conflicts. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not, and the performance by the Purchaser of its obligations under this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)                 conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Articles of Incorporation or the Bylaws of the Purchaser;

(b)                 conflict with or result in a violation or breach of any Law or Order applicable to the Purchaser or its Assets or Properties except where such conflict, violation or breach would not, individually or in the aggregate, have a Purchaser Material Adverse Effect; or

(c)                 (i) conflict with or result in a violation or breach of, (ii) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (iii) require the Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result of the terms of (except for such consents approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Laws) or as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect), (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to (except to the extent that any such termination, cancellation, acceleration or modification would not, individually or in the aggregate, have a Purchaser Material Adverse Effect), (v) result in or give to any Person any additional rights or entitlement to any material increased, additional, accelerated or guaranteed payments or performance under, or (vi) result in the creation or imposition of (or the obligation to create or impose) any Lien upon the Purchaser or any of its Assets and Properties under, any of the terms, conditions or provisions of any Contract or License (including any Contract or License relating to Intellectual Property) to which the Purchaser is a party or by which any of the Purchaser's Assets and Properties is bound.

3.4          No Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or similar fee or commission in connection with this Agreement and the transactions contemplated hereby based on arrangements made by or on behalf of the Purchaser.

3.5          Sufficiency of Funds. The Purchaser will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Base Purchase Price and consummate the transactions contemplated by this Agreement and the Purchaser reasonably believes that it will have sufficient cash on hand or cash from operations or other sources of then immediately available funds to make payment of the Earnout Payment and consummate the transactions contemplated by the Ancillary Agreements.

3.6          Legal Proceedings. There is no Action or Proceeding pending nor, to the knowledge of the Purchaser, threatened against, relating to or affecting the Purchaser or any Affiliate of Purchaser that would challenge or seek to prevent, enjoin or otherwise delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.  There is no material event or circumstance known to the Purchaser that, either alone or together with material events and circumstances known to the Purchaser, could reasonably be expected to give rise to any such Action or Proceeding.

3.7          Legal or Regulatory Restraints.  There is no Law or Order enacted, promulgated or issued or deemed applicable to the Transaction, by any Governmental Authority, which would:  (i) prohibit the Purchaser's ownership or operation of all or any portion of the Purchased Assets or the Business, or (ii) compel the Purchaser to dispose of or hold separate all or any portion of the Purchased Assets or the Business, or limit its operation of the Business as a result of the Transaction; and the Purchaser does not have knowledge of any such pending Law or Order.

ARTICLE 4
CONDUCT PRIOR TO THE CLOSING

4.1          Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, the Company agrees (unless the Company is required to take such action pursuant to this Agreement or the Purchaser shall give its prior consent in writing which consent shall not be unreasonably withheld or delayed) to carry on the Business in the usual, regular and ordinary course consistent with past practice and in any event consistent with the Forecast provided prior to the date of this Agreement to the Purchaser, to pay all Liabilities and Taxes applicable to the Business consistent with the Company's past practices (and in any event when due), to pay or perform other obligations applicable to the Business when due consistent with the Company's past practices (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and, to the extent consistent with the Business, to use all commercially reasonable efforts to preserve unimpaired the goodwill and ongoing business of the Purchased Assets until the Closing.  Except as expressly required by this Agreement, the Company shall not, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld or delayed) take or agree in writing or otherwise to take, any action that would reasonably be anticipated to make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent the Company from performing or cause the Company not to perform its agreements and covenants hereunder or cause any Closing condition not to be satisfied.  Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article 8 or the Closing, except as required by this Agreement or the Ancillary Agreements or in the ordinary course of business consistent with past practice, the Company shall not do, cause or permit any of the following, without the prior written consent of the Purchaser, which consent will not be unreasonably withheld or delayed:

(a)                 Contracts:  enter into any Contract or commitment directly or indirectly relating to the Purchased Assets, or violate, amend or otherwise modify or waive any of the terms of any of the Purchased Contracts;

(b)                 Intellectual Property:  dispose of, license or transfer to any person or entity any rights to any Business Products Intellectual Property;

(c)                 Exclusive Rights:  enter into or amend any Contract pursuant to which any other party is granted any exclusive marketing or other exclusive rights of any type or scope with respect to Business Products Intellectual Property;

(d)                 Dispositions:  sell, lease, license or otherwise dispose of or encumber any of the Purchased Assets;

(e)                 Capital Expenditures:  make any capital expenditure, capital addition or capital improvement directly or indirectly relating to the Business except in accordance with the Company's Forecast or unless such capital expenditure has been agreed to in writing by the Purchaser;

(f)                 Insurance:  reduce the amount of any insurance coverage provided by existing insurance policies applicable to the Purchased Assets or willingly allow or permit to be done, any act by which such existing insurance policies may be suspended, impaired or canceled;

(g)                 Termination or Waiver:  terminate or waive any right of substantial value directly or indirectly relating to the Purchased Assets;

(h)                 Employee Benefit Plans; Pay Increases:  adopt or amend any Plan or increase the salary, wage rate or compensation of any such Transferring Employee;

(i)                 Lawsuits:  commence any lawsuit directly or indirectly relating to the Business, the Purchased Assets or the Purchased Contracts other than (i) for the routine collection of bills or (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Business, provided that the Company shall notify the Purchaser prior to the filing of such a suit;

(j)                 Compliance:  fail to comply in any material respect with all regulations applicable to the Purchased Assets;

(k)                 Other:  take or agree in writing or otherwise to take, any actions described in Section 4.1(a) through Section 4.1(j) above, or any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements hereunder.

4.2         Filings with Governmental Authorities.

(a)                 The Purchaser and the Company shall cooperate with one another in taking any reasonable actions by or in respect of, or making any filings with, or obtaining any consents, approvals, or authorizations from, Governmental Authorities as are necessary for the consummation of the transactions contemplated by this Agreement and by the other Acquisition Documents.

(b)                 The Company shall provide the Purchaser with the final determination of EAR counsel to the Company with respect to the ECCN for the Business Products within five (5) Business Days after the date of this Agreement.  Should such determination be different from that set forth in Sections 2.15(m) and 2.15(r) of the Company Disclosure Schedule, then, as promptly as practicable after receipt of such determination (but in any event no later than ten (10) Business Days after the date of this Agreement), the Purchaser and the Company will cooperate to prepare and file a joint voluntary notice with CFIUS under Exon-Florio with respect to the transactions expressly contemplated by this Agreement.

4.3          No Solicitation.

(a)                 Until the earlier of the Closing Date and the date of termination of this Agreement pursuant to the provisions of Section 8.1, the Company shall not, and the Company shall not authorize the Company's officers, directors, employees, shareholders, attorneys, investment advisors, agents, representatives, Affiliates or Associates (collectively, "Representatives") to, directly or indirectly:  (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, sale of substantially all of the Company's assets, or any of the Purchased Assets, or similar transaction involving the Company, in a single transaction or series of related transactions, or any issuance or sale of, or tender or exchange offer for, in a single transaction or series of related transactions, its voting securities that, if consummated, would result in any person (or the shareholders of such Person) beneficially owning securities representing 50% or more of the Company's total voting power (or of the surviving parent entity in such transaction) (any such proposal or offer (other than a proposal or offer made by Purchaser) being hereinafter referred as a "Competing Proposed Transaction"), (ii) have any discussions with or provide any confidential information or data to any person relating to a Competing Proposed Transaction, or engage in any negotiations concerning a Competing Proposed Transaction, or knowingly facilitate any effort or attempt by any person to make or implement a Competing Proposed Transaction, (iii) approve or recommend, or propose publicly to approve or recommend, any Competing Proposed Transaction, or (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Competing Proposed Transaction or publicly propose or agree to do any of the foregoing.  Notwithstanding the foregoing provisions of this Section 4.3(a), in the event that after the date of this Agreement the Company receives an unsolicited bona fide Competing Proposed Transaction, the Company may, and may permit the Company’s Representatives to:  (x) furnish or cause to be furnished confidential information or data, (y) participate in such negotiations or discussions and (z) approve or recommend, or propose publicly to approve or recommend, any Competing Proposed Transaction if the Company’s Board of Directors concludes in good faith after consultation with its outside legal counsel and financial advisors that, in the case of any action described in clauses (x) or (y) above, such Competing Proposed Transaction constitutes or is reasonably likely to result in a Superior Proposal (defined below) and, in the case of any action described in clause (z) above, such Competing Proposed Transaction constitutes a Superior Proposal; provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to the Company than any confidentiality agreement between the Company and the Purchaser (provided that the Company may enter into a confidentiality agreement without a standstill provision, or with standstill or other provisions less favorable to the Company, if it waives or similarly modifies the corresponding provisions in any confidentiality agreement with the Purchaser).

(b)                 Notwithstanding anything in this Agreement to the contrary, if the Company’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to a Competing Proposed Transaction that was not solicited in material violation of Section 4.2(a)4.3(a), that such proposal is a Superior Proposal, the Company may terminate this Agreement; provided, however, that the Company shall not be permitted to exercise its right to terminate this Agreement pursuant to this Section 4.3(b) until after three (3) Business Days following the provision of written notice to the Purchaser advising the Purchaser that Company’s Board of Directors intends to cause the Company to accept such Superior Proposal, specifying the material terms and conditions of the Superior Proposal, during which time the Company shall negotiate in good faith with the Purchaser to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated by this Agreement if and to the extent the Purchaser elects to make any such adjustments.

(c)                 For purposes of this Agreement, “Superior Proposal” with respect to the Company means a bona fide written Competing Proposed Transaction involving, or any purchase or acquisition of, all or substantially all of the voting power of the Company’s capital stock or all or substantially all of the consolidated assets of the Company, for cash and/or readily marketable securities, which Competing Proposed Transaction the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the Competing Proposed Transaction is more favorable to the Company from a financial point of view than the transactions contemplated by this Agreement, and that the failure to pursue such Competing Proposed Transaction would or could reasonably be expected to breach its fiduciary obligations under applicable law.

(d)                 The Company will immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of this Agreement with any persons other than the Purchaser with respect to any Competing Proposed Transaction.  The Company will promptly (within one Business Day) following the receipt of any Competing Proposed Transaction, or of any inquiry that could reasonably be expected to lead to a Competing Proposed Transaction, advise the Purchaser of the material terms thereof and will keep the Purchaser reasonably apprised of any material developments related thereto.

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1          Access to Information. Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement in accordance with Section 8.1, upon reasonable notice and during the Company's normal business hours, and subject to such limitations as are imposed by the applicable antitrust Laws (if any), the Company shall (a) give the Purchaser and its officers, employees, accountants, counsel, and other agents and representatives full access to all buildings, offices, and other facilities and to all Books and Records of the Company applicable to the Purchased Assets, whether located on the premises of the Company or at another location; (b) permit the Purchaser to make such inspections as the Purchaser may reasonably require; (c) cause its officers to furnish the Purchaser such financial, operating, technical and product data and other information as is reasonably applicable to the Purchased Assets as the Purchaser from time to time may reasonably request in writing; (d) allow the Purchaser the opportunity to interview such employees and other personnel who are involved in the conduct of the Business and Affiliates of the Company with the Company's prior written consent, which consent shall not be unreasonably withheld or delayed; and (e) provide reasonable assistance and cooperation to  the Purchaser in the development of plans to transition all required support and services for the operation of the Purchased Assets from the Company to the Purchaser on or before the end of the initial term of the Transition Services Agreement.

5.2          Confidentiality. The parties acknowledge that the Purchaser and the Company have previously executed a non-disclosure agreement dated February 5, 2010 (the "Confidentiality Agreement") and a letter of intent dated April 28, 2010 (the "LOI"), the confidentiality provisions of which agreements shall continue in full force and effect in accordance with their terms for the following periods: all information furnished to the Purchaser and its officers, employees, accountants and counsel by or on behalf of the Company and relating solely to the Purchased Assets shall be governed by the confidentiality provisions of the Confidentiality Agreement and the LOI until the Closing Date (whereupon such provisions shall lapse, except Confidential Information disclosed in connection with each party's performance under the Transition Services Agreement, for which such provisions shall continue until the end of the third full calendar year following the termination of the Transition Services Agreement – for example, if the Transition Services Agreement is terminated in March 2011, then until December 31, 2014), all other information furnished to the Purchaser and its officers, employees, accountants and counsel by or on behalf of the Company shall be governed by the confidentiality provisions of the Confidentiality Agreement and the LOI for the time periods set forth therein; and all information furnished to the Company by or on behalf of the Purchaser and its officers, employees, accountants and counsel shall be governed by the confidentiality provisions of the Confidentiality Agreement and the LOI for the time periods set forth therein, and the Purchaser and the Company shall be fully liable and responsible under the Confidentiality Agreement and the LOI for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other representatives.

5.3          Expenses. Whether or not the Transaction is consummated, all fees and expenses incurred in connection with the Transaction incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses and shall not be assumed by the other party pursuant to the Transaction.

5.4          Post-Closing Correction of Improper Receipts of and/or Requests for Payment.  The parties acknowledge and agree that after the Closing it is possible that (i) one party may receive a payment all or a portion of which should have been appropriately received by and be deemed the property of the other party or (ii) one party may be presented a request for payment all or a portion of which should have been appropriately received by and be deemed the obligation of the other party.  Each party agrees to cooperate with the other to ensure that all such payments are delivered to for the benefit of, and such requests for payment are delivered to, as the obligation of, the correct party.  For the avoidance of doubt, the Purchaser shall remit to the Company the portion of license fees under any OEM Agreement received by the Purchaser on or after the Closing Date attributable to license periods (or portions of periods) before the Closing Date.  Any party receiving a proper request for payment under this Section 5.4 shall pay the obligation within the time set forth on the request for payment, which shall be no less than five Business Days and no more than 30 days after the date of the request.  Purchaser shall be entitled to set off any amount to which it is entitled under this Section 5.4 from the Escrow Amount; provided, however, that, to the extent the Company disputes any payment amounts under this Section 5.4, the Purchaser’s right to set off the disputed amount from the Escrow Amount shall be subject to satisfactory resolution in favor of the Purchaser pursuant to Section 7.2(g).

5.5          Public Disclosure.  Any public disclosure by a Party or any Affiliate of a Party regarding this Agreement or the Transaction shall, to the extent reasonably possible, be coordinated between the Parties.  To the extent reasonably possible, each Party will give the other party prior notice of such disclosure and the opportunity to review and comment upon such public announcement.

5.6          Approvals. The Company shall use commercially reasonable efforts to obtain all Approvals from Governmental or Regulatory Authorities or under any of the Purchased Contracts as may be required in connection with the Transaction (all of which Approvals are identified in the Company Disclosure Schedule) so as to preserve all substantial rights of and benefits to the Company thereunder, and the Purchaser shall provide the Company with such assistance and information as is reasonably required to obtain such Approvals.

5.7          Notification of Certain Matters. The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or the Purchaser, respectively, contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (b) any failure of the Company or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect any remedies available to the party receiving such notice.

5.8          Certain Matters Relating to the Earnout Payment.

(a)                 The Purchaser will continue to support the assigned OEM Agreements and will not take any action to shift revenue that would otherwise be recognized during the Earnout Period so that it will be recognized after the Earnout Period or assign OEM Agreements or the revenue from the OEM Agreements to another Person.  For purposes of Section 1.7, to the extent that a decline in 2011 revenues is attributable to a breach of the foregoing covenant, such decline will not be treated as reduced revenues for the purposes of calculating a reduction to the Earnout Payment.

(b)                 The Purchaser is obliged to provide services to OEM customers for whom deferred revenues were previously recognized and payments already received by the Company.  These deferred revenues shall not be utilized or taken into account in any manner in relation to the provisions of Section 1.7 above.

5.9         Additional Documents and Further Assurances; Cooperation.  Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things (including all action reasonably necessary to seek and obtain any and all Approvals of any Governmental Authority or Person required in connection with the Transaction; provided, however, that the Purchaser shall not be obligated to consent to any divestitures or operational limitations or activity in connection therewith and no party shall be obligated to make a payment of money as a condition to obtaining any such Approval) as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.  Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article 6 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.  If, at any time after the Closing Date, any further action on the part of the Company is reasonably necessary or desirable to vest the Purchaser or its assignees with full right, title and possession to the Purchased Assets, or to effect the assignment to the Purchaser or its assignees of any and all Business Products Intellectual Property, the Company shall promptly take such action following written notice of such requirement from Purchaser.  Immediately upon expiration or termination of the Transition Services Agreement, the Company shall transfer to the Purchaser the furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property identified on Schedule 1.1(h) as being required by the Company to perform its obligations under the Transition Services Agreement.  Moreover, if, at any time after the Closing Date, the Purchaser advises the Company that the Purchased Assets do not include any Asset or Property owned by or licensed to the Company as of the date hereof and required to conduct the Business, as conducted by the Company on the date hereof (except for (i) Excluded Assets required to conduct the Business, which are readily available for purchase and which have an aggregate replacement cost not in excess of fifteen thousand United States Dollars (US $15,000); (ii) Excluded Assets that are Administrative Assets; (iii) furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers and other tangible personal property identified on Schedule 1.1(l) as being required by the Company to perform its obligations under the Transition Services Agreement; and (iv) Contracts that are identified in the Schedules to the Transition Services Agreement as Contracts pursuant to which a Scheduled Service is provided by Third Party Service Provider (as defined in the Transition Services Agreement), the Company shall promptly, following written notice from the Purchaser, transfer or license, as applicable, any such Asset and Property owned or licensed by the Company.

5.10       Company Auditors.

(a)                 Delivery of Carve-out Financial Statements for the Business. The Company shall prepare and deliver to the Purchaser (x) audited financial statements that include the balance sheet of the Business as of December 31, 2009 and December 31, 2008 and related audited statements of income and cash flows of the Business for the fiscal years ended December 31, 2009 and 2008 together with notes thereon and the reports thereon of the Company Auditors (collectively, the "Business Financial Statements"), and (y) interim, reviewed financial statements of the Business as of June 30, 2010 and for the six months then ended (or as of September 30, 2010 and for the nine months then ended, as applicable based on the Closing Date).  Further, it is understood and agreed that (i) the Business Financial Statements will be prepared in accordance with carve-out accounting guidelines as promulgated by the SEC and that are consistent with U.S. GAAP, (ii) such carve-out accounting guidelines have not been applied to the Audited Financial Statements, and (iii) any differences between the Audited Financial Statements and the Business Financial Statements arising out of or related to the application of such carve-out accounting guidelines to the Business Financial Statements or any modifications that would have been made to the Audited Financial Statements had such carve-out accounting principles been utilized therefor (including as a result of corporate and other allocations, such as goodwill and other intangibles) shall not be the sole basis for any claim against the Company by the Purchaser or any of its Affiliates.  The Purchaser shall provide the Company with reasonable access to the services of any former employees of the Company who may be employed by Purchaser or may be contractors to the Purchaser as required by Company to prepare the Business Financial Statements and all necessary and appropriate access to the Books and Records of the Business and other cooperation with respect to the Company's preparation of the Business Financial Statements (collectively, "Purchaser Assistance").  The Company will not be deemed to be in breach of this covenant if the Purchaser shall fail to provide Purchaser Assistance as reasonably requested by the Company.  The Company shall (i) coordinate and manage the respective efforts of Company and Purchaser personnel in the preparation of the Business Financial Statements, (ii) promptly engage the Company Auditors to prepare and audit the Business Financial Statements, (iii) promptly respond to requests for information from the Company Auditors, and (iv) keep the Purchaser reasonably informed regarding the status of the preparation and audit of the Business Financial Statements.  The Purchaser shall promptly reimburse the Company for all documented third-party costs and expenses reasonably incurred by the Company in the preparation and audit of the Business Financial Statements up to a cap of fifty thousand United States Dollars (US $50,000).  The Company’s obligation to deliver the Business Financial Statements is conditioned on receipt by the Purchaser and the Company of a written analysis prepared by SEC Counsel to the Purchaser determining that the Business Financial Statements are required in order for Purchaser to comply with Purchaser reporting obligations under applicable securities or other Law (the “Reporting Determination”).  The Company shall deliver the Business Financial Statements on or before (A) December 31, 2010, if the Reporting Determination is received on or before the Closing Date, or (B) March 31, 2011, if the Reporting Determination is received after the Closing Date; provided that, in any event, the Company shall have no less than one hundred twenty (120) days after receipt of the Reporting Determination to deliver the Business Financial Statements.

(b)                 The Company will use commercially reasonable efforts to cause its management and the Company Auditors to facilitate on a timely basis (a) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, (b) the delivery of such representations from the Company Auditors as may be reasonably requested by the Purchaser or the Purchaser Auditors, and (c) the securing of a binding fee commitment (on terms similar to those in place on the date of this Agreement) from the Company Auditors with respect to consents and comfort letters requested by the Purchaser after the Closing.  The Purchaser shall bear the reasonable fees of the Company Auditors in connection with the assistance specified in this paragraph.

(c)                 The Company will, promptly following the completion of its audited financial statements as of December 31 of each of 2008 and 2009, and the related audited consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years then ended, but in any event no later than December 31, 2010, provide a copy of such financial statements to the Purchaser, in each case including the notes thereto and the report of the Company's independent accountants with respect thereto.

5.11       Information Technology Access .  In order to facilitate the prompt integration following the Closing into the Purchaser's systems of the Company's information technology ("IT") inventory related to the Business (including, without limitation, voice and data network services and software and hardware, financial/accounting software, licenses to the foregoing, and IT budgets), the Company shall provide the Purchaser and its Representatives with access to the Company's IT inventory, and the Company personnel responsible for such IT inventory.  Because of the substantial lead time that may be required to order and install new software and hardware to integrate the Company's IT systems with the Purchaser's, and the importance of a smooth integration of such IT systems promptly after the Closing, the Company agrees that the Purchaser may order in the Purchaser's name any new IT services, hardware and software that the Purchaser believes will be needed at the Company's facilities in order to integrate the Purchaser's and the Company's respective operations following the Closing.  The Company shall cooperate with the Purchaser in the installation of such IT systems, hardware and software prior to and in anticipation of the Closing, including providing the Purchaser with reasonable access to and use of appropriate Company personnel.  For clarity, it is the intent of the Purchaser and the Company not to connect any of the ordered services or systems prior to the Closing.  The Purchaser and the Company agree to cooperate with each other to minimize any potential disruption to the Company's business from the IT integration efforts; provided, however, that the Purchaser shall not have any Liability to the Company for any such disruption or as may otherwise result from the IT integration efforts, except as may be directly caused by the Purchaser's gross negligence or willful misconduct.  If the Closing does not occur, other than because of the Company's breach of this Agreement, the Purchaser shall reimburse the Company for its reasonable and documented out-of-pocket costs incurred by the Company in connection with the ordering and installation of Purchaser-authorized IT services, hardware and software.  If the Purchaser is so required to reimburse the Company, the Purchaser shall own any such hardware and software and shall pay for its removal from Company premises.  The Purchaser and the Company shall cooperate in the removal of any such hardware or software so as to minimize any disruption to the Company's business.  In addition, if the Closing does not occur, the Company shall cooperate with the Purchaser in canceling any orders for IT services, hardware or software and shall otherwise act to minimize the costs which might be incurred in connection with the IT integration efforts.

5.12       Intellectual Property. The Company shall give the Purchaser prompt notice if any Person shall have (a) commenced, or shall have notified the Company that it intends to commence, an Action or Proceeding or (b) provided the Company with notice, in either case which allege(s) that any of the Business Products Intellectual Property infringes or otherwise violates the intellectual property rights of such Person.  The Company shall cooperate with the Purchaser in making arrangements to effect the assignment to the Purchaser of the Business Products Intellectual Property at the Closing.  Prior to the Closing, the Company shall take commercially reasonable actions (x) to maintain, perfect, preserve or renew the Business Registered Intellectual Property, including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents, applications or certificates related thereto, and (y) to promptly respond and prepare to respond to all requests, related to the Business Registered Intellectual Property, received from Governmental or Regulatory Authorities.

5.13       Allocation of Aggregate Consideration.  Prior to the Closing, the Purchaser shall prepare an analysis and a proposed allocation of the Aggregate Consideration among the Purchased Assets (the “Proposed Price Allocation”) in a manner reasonably determined under the methods and principles required by Section 1060 of the Code, and the Treasury regulations promulgated thereunder.  Within fifteen (15) days of receipt of the Proposed Price Allocation, the Company shall notify the Purchaser of any objection. If there is no objection, then the Purchaser and the Company agree that any and all Tax Returns filed with any taxing authority or other governmental entity shall be consistent with the Proposed Price Allocation. If the Company objects to the Proposed Price Allocation, the parties agree to use their prompt and good faith efforts to reach agreement on a revised price allocation (the “Revised Price Allocation”). Once agreement is reached on a Revised Price Allocation, then the Purchaser and the Company agree that any and all Tax Returns filed with any taxing authority or other governmental entity shall be consistent with the Revised Price Allocation. If the parties are unable to reach agreement on a Revised Price Allocation within fifteen (15) days of the Company’s objection to the Proposed Price Allocation, then the parties will mutually select an independent accounting firm to make a final and binding determination of the Aggregate Consideration allocation as the earliest date practicable. The cost of such independent accounting firm shall be borne equally by the Purchaser and the Company.

5.14       Taxes.

(a)                 Books & Records; Cooperation.  The Purchaser, on one hand, and the Company, on the other hand, agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and Assumed Liabilities, including, without limitation, access to Books and Records, as is reasonably necessary for the filing of all Tax Returns by the Purchaser or the Company, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Taxes.  Each of the Purchaser and the Company shall retain all Books and Records with respect to Taxes pertaining to the Purchased Assets and Assumed Liabilities, for a period of at least seven (7) years following the Closing Date.  At the end of such period, each party shall provide the other with at least ten (10) days prior written notice before transferring, destroying or discarding any such Books and Records, during which period the party receiving such notice can elect to take possession, at its own expense, of such Books and Records.  The Purchaser and the Company shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Purchased Assets and Assumed Liabilities.  The Purchaser and the Company further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental or Regulatory Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(b)                 Transfer Taxes.  The Purchaser shall be liable for all sales, use, transfer, documentary, stamp, registration, conveyance, value added or other similar Taxes (including all applicable real estate transfer Taxes), duties, fees, excises or governmental charges (including any penalties and interest) imposed by any Taxing Authority, domestic or foreign, and all recording or filing, notarial fees and other similar costs incurred in connection with this Agreement and the transactions contemplated by this Agreement.  The Company shall, at its own expense, file in a timely fashion all Tax Returns and other documentation relating to such Taxes.

(c)                 Allocation of Company Taxes.  Except as otherwise provided herein or in Section 5.14(b) hereof relating to Transfer Taxes, the Company shall be responsible for and shall promptly pay when due any and all Taxes levied with respect to the ownership of the Purchased Assets or the Business for any Pre-Closing Tax Period, and any other Taxes of the Company for any periods.  In the case of any property Taxes imposed with respect to the ownership of the Purchased Assets, the portion of such Taxes allocable to the Pre-Closing Period shall be deemed to be the amount of such Tax for the taxable period multiplied by a fraction, the numerator of which is the number of days within the portion of the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period.

Upon receipt by the Purchaser or the Company of any bill for such Taxes relating to the Purchased Assets, the party receiving such bill shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.14(c) together with such supporting evidence as is reasonably necessary to calculate the proration amount.  The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement.  In the event that the Purchaser or the Company shall make any payment for which it is entitled to reimbursement under this Section 5.14(c), the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.  Notwithstanding the foregoing, none of the Purchaser Indemnitees shall be liable for, and the Company shall indemnify and hold the Purchaser Indemnitees harmless, from and against, (i) any Taxes of Company levied with respect to the Purchased Assets or Business attributable to Pre-Closing Tax Periods or (ii) any other Taxes of Company for any periods. Correspondingly, the Company shall not be liable for, and the Purchaser shall indemnify and hold the Company harmless, from and against, (i) any Taxes levied with respect to the Purchased Assets or Business attributable to Post-Closing Tax Periods or (ii) any other Taxes of the Purchaser for any periods.

(d)                 Notices.  The Company shall promptly notify the Purchaser in writing upon receipt by the Company of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of the Company that reasonably may be expected to relate to the Purchased Assets or the Assumed Liabilities.

(e)                 FIRPTA Certificate.  At the Closing, the Company shall deliver to the Purchaser all necessary forms and certificates complying with applicable Law, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

5.15       Name.  Within thirty (30) days after the Closing, the Company shall file an amendment to its Second Amended and Restated Certificate of Incorporation and all other corporate documents to eliminate therefrom the word "Authentium" or any other name or mark that has such a near resemblance thereto as may reasonably be likely to cause confusion or mistake to the public, or to otherwise deceive the public.  In addition, within thirty (30) days after the Closing, the Company and all respective Affiliates shall cease all use of the names "Authentium" and "Command" in its activities (including with respect to any existing inventory or packaging).  During the foregoing thirty-day period, the Purchaser shall grant the Company a limited, royalty-free license to use the "Authentium" and "Command" brand names and marks.  Notwithstanding the foregoing, if the Purchaser reasonably determines that the use of the name "Authentium" or "Command" by the Company negatively affects the value of the "Authentium" or "Command" names, it shall provide written notice to the Company identifying the reason for such determination.  If the Company does not cease the activity giving rise to such reason or dispute in writing such determination within five (5) Business Days following receipt of such written notice, the Purchaser may revoke such license with immediate effect upon delivery of a written notice to the Company.  If the Company disputes such determination, the Company and Purchaser shall attempt in good faith to resolve such dispute; provided, however, that if the Company or the Purchaser fails to respond within two (2) Business Days after receipt of a written request from the other party to commence discussion toward such resolution or otherwise fails to cooperate then the non-cooperating party shall be deemed to have agreed to resolve such dispute in favor of the cooperating party; provided, further, however, that if and Purchaser are unable to resolve such dispute within five (5) Business Days following commencement of attempts to do so, then the Purchase may revoke such license with immediate effect upon delivery of a written notice to the Company. Upon such revocation the Company shall immediately cease all use of the "Authentium" and "Command" names.

ARTICLE 6
CONDITIONS TO THE TRANSACTIONS

6.1          Conditions to Obligations of Each Party to Consummate the Transaction.  The respective obligations of each party to this Agreement to consummate the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)                 Governmental and Regulatory Approvals.  All Governmental Authority Approvals necessary for consummation of the Transaction contemplated hereby shall have been obtained.

(b)                 No Injunctions or Regulatory Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Transaction shall be in effect; nor shall there be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Transaction or the other transactions contemplated by the terms of this Agreement that would prohibit the consummation of the Transaction or which would permit consummation of the Transaction only if certain divestitures were made or if the Purchaser or the Company were to agree to limitations on its business activities or operations.

(c)                 Ancillary Agreements.  Each of the Company and the Purchaser shall have executed and delivered the Ancillary Agreements.

6.2          Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the Transaction and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)                 Representations and Warranties.  The representations and warranties of the Purchaser contained in this Agreement shall each be true, correct and complete in all material respects as of the date of this Agreement and shall each be true, correct and complete in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true, correct and complete in all material respects as of such specified earlier date).

(b)                 Performance.  The Purchaser shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Purchaser at or before the Closing.

(c)                 Assumption Document.  The Purchaser shall have delivered to the Company an instrument of assumption substantially in the form attached hereto as Exhibit B, evidencing the Purchaser's assumption, pursuant to Section 1.2, of the Assumed Liabilities (the "Assumption Document").

(d)                 Delivery of Agreement.  The Purchaser and the Company shall have entered into a license-back agreement for the use by the Company of the AV SDK in the form attached hereto as Exhibit C, for the sole purpose of permitting the Company to integrate the AV SDK into its ESP-C Products and continue to operate its consumer security suite business.

(e)                 Legal Opinion.  The Company shall have received a legal opinion from Gary Davis, Esq., General Counsel of the Purchaser, as to the matters set forth in Exhibit D hereto.

6.3          Additional Conditions to the Obligations of the Purchaser.  The obligations of the Purchaser to consummate the Transaction and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Purchaser:

(a)                 Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true, correct and complete in all material respects as of the date of this Agreement and shall be true, correct and complete in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true, correct and complete in all material respects as of such specified earlier date).

(b)                 Performance.  The Company shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(c)                 Officers' Certificates.  The Company shall have delivered to the Purchaser certificates, dated the Closing Date and executed by its President and Chief Executive Officer and by its Chief Financial Officer, substantially in the form set forth in Exhibit E hereto.

(d)                 Third Party Consents.  The Purchaser shall have been furnished with the consents, approvals and waivers listed (or required to be listed) in Section 2.3 of the Company Disclosure Schedule (other than consents, approvals and waivers with respect to Reseller Contracts and End User Contracts representing less than fifteen thousand United States Dollars (US$ 15,000) in annual revenues) and all such consents, approvals and waivers shall be in full force and effect.  In addition, if the Purchaser and the Company shall have filed joint voluntary notice with CFIUS under Exon-Florio pursuant to Section 4.2(b) of this Agreement, then CFIUS shall have advised the Purchaser in writing of its determination not to investigate the acquisition by the Purchaser of the operations of the Business located in the United States; or if CFIUS determines to investigate, the Purchaser shall not have received notice from the President of the United States of a decision to take action by no later than midnight on the fifteenth (15th) calendar day after the completion or termination of the investigation by CFIUS or, if the fifteenth (15th) calendar day is not a Business Day in the United States, no later than the next Business Day in the United States following the fifteenth (15th) calendar day.

(e)                 Legal Opinion.  The Purchaser shall have received a legal opinion from Carl L. Spataro, Jr., Esq., Vice President, General Counsel of the Company, as to the matters set forth in Exhibit F hereto.

(f)                 Non-Competition Agreements.  The Company shall have executed and delivered to the Purchaser a Non-Competition Agreement in the form attached hereto as Exhibit G, and such Non-Competition Agreement shall be in full force and effect.

(g)                 Delivery of Agreements.

(i)           The Company and the Purchaser shall have entered into a Transition Services Agreement in the form of Exhibit H hereto.

(ii)          The Company and the Purchaser shall have entered into a Development Services Agreement in the form of Exhibit I hereto.

(iii)         The OEM Agreement entered into between the Purchaser and Frisk Software International on July 22, 2010 shall be in full force and effect.

(h)                 Employees.

(i)           Each of the essential employees of the Company named in Section 6.3(h) of the Company Disclosure Schedule (the "Essential Employees") shall agree to continue to be employed by the Purchaser or a Subsidiary of the Purchaser (as the Purchaser shall designate), following the Closing on terms substantially similar to the terms on which such Essential Employees are currently employed by Company and shall have executed and delivered to the Purchaser, the Purchaser's standard forms of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect, unless such amendment or modification has been approved by the Purchaser. If the Purchaser offers employment terms to an Essential Employee that are not substantially similar to the terms on which such Essential Employee is currently employed by the Company or requires that any Essential Employee to relocate as a condition to employment and such Essential Employee declines employment with the Purchaser as a result, this condition to closing shall be deemed waived by the Purchaser solely with respect to such Essential Employee.

(ii)           The Purchaser will not require Mr. Helmuth Freericks to relocate as a condition to employment.  The Purchaser will also authorize Mr. Helmuth Freericks to perform the services contemplated by the Development Services Agreement to be entered into between the Company and the Purchaser, a form of which is attached as Exhibit I hereto.

(i)                 No Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred, and no event or circumstance shall have occurred or arisen that could reasonably be expected to result in a Company Material Adverse Effect.

(j)                 Business Products Intellectual Property.  No Person shall have commenced, or notified the Purchaser, the Company or any of their respective directors, officers, employees or Affiliates that it intends to commence, an Action or Proceeding alleging that any of the Business Products Intellectual Property infringes or otherwise violates the intellectual property rights of such Person, unless such Person shall have definitively and unconditionally (x) withdrawn such notification, notice or allegation and (y) abandoned such Action or Proceeding.

(k)                 Court Proceedings.  No Action or Proceeding shall be pending or threatened before any Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement, (B) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following the consummation thereof or (C) have a material adverse effect on the right or powers of the Purchaser to own, operate or control the Purchased Assets, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

(l)                 Transfer Documents.  The Purchaser shall have received the required transfer and assignment documents, including the Bill of Sale in the form attached hereto as Exhibit J and the Assignment of IP Rights in the form of Exhibit K hereto executed by the Company and selling, delivering, transferring, conveying and assigning to the Purchaser all right, title, and interest in and to the Purchased Assets, free and clear of any and all Liens.

ARTICLE 7
SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; ESCROW
PROVISIONS

7.1         Survival of Representations, Warranties, Covenants and Agreements.  Notwithstanding any right of the Purchaser or the Company (whether or not exercised) to investigate the affairs of the Purchaser or the Company (whether pursuant to Section 5.1 or otherwise), or any waiver or non-assertion by the Purchaser or the Company of any condition to Closing set forth in Article 6 or any termination right set forth in Article 8, each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties hereto contained in this Agreement, the Ancillary Agreements or in any instrument delivered pursuant to this Agreement.  Except for (i) covenants and agreements contained in Section 1.7 (Earnout Payment) (which shall survive the Closing and shall terminate only when the Earnout Payment is fully and finally calculated and paid, and any disputes related to the Earnout Payment are resolved), (ii) the representations and warranties contained in Section 2.62.8 (Taxes) and covenants and agreements contained in Section 5.14 (Taxes) (which shall survive the Closing and shall terminate only when the applicable statutes of limitations with respect to the liabilities in question expire, in each case giving effect to any tolling or extensions thereof), (iii) Article 7 (Escrow Fund) (which shall survive until termination of the Escrow Fund created thereby and the satisfaction of any other obligations described therein), and (iv) any fraudulent or willful misconduct by the Company or any Person who is or was a director, officer, Affiliate or shareholder of the Company in connection with this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument required to be delivered at the closing of the Transaction pursuant to this Agreement (which shall survive the Closing indefinitely), all of the representations, warranties, covenants and agreements of the Company and the Purchaser contained in this Agreement, the Ancillary Agreements or in any instrument required to be delivered at the Closing of the Transaction pursuant to this Agreement shall survive the Transaction and continue until 11:59 p.m. Israel time on December 31, 2011 (the "Expiration Date").  Nothing in this Section 7.1 or any other provision of this Agreement shall be construed to limit the survival of any representation, warranty, covenant or agreement of any Person other than the Purchaser and the Company set forth in any of the Ancillary Agreements, which shall survive the Transaction and continue for the time periods set forth therein (or, if no time period is set forth therein, indefinitely).

7.2          Escrow Provisions.

(a)                 Establishment of the Escrow Fund.  At the Closing, the Escrow Amount will be deposited with the Escrow Agent, such deposit to constitute the "Escrow Fund" to be governed by the terms set forth herein.

(b)                 Recourse to the Escrow Fund.  The Escrow Fund shall be available to compensate the Purchaser and its officers, directors, employees, agents and Affiliates (collectively, the "Purchaser Indemnitees") for any and all Losses (whether or not involving a third party claim (a "Third Party Claim")), incurred or sustained by the Purchaser or any other Purchaser Indemnitee as a result of any breach or violation of, inaccuracy in or omission from any representation or warranty, or any breach or violation of any covenant or agreement, of the Company or any Person who is or was a director, officer, Affiliate or shareholder of the Company contained in this Agreement, the Transition Services Agreement, or any certificate or instrument required to be delivered at the Closing of the Transaction pursuant to this Agreement, or with respect to any Taxes of Company for any pre-Closing period or portion of a Straddle Period prior to Closing.  The Purchaser and the Company each acknowledge that such Losses, if any, would relate to unresolved contingencies existing at the Closing Date, which if resolved at the Closing Date would have led to a reduction in the aggregate consideration to be paid to the Company.  Notwithstanding the foregoing, in the event of fraudulent or willful misconduct by the Company or any Person who is or was a director, officer, Affiliate or shareholder of the Company in connection with this Agreement or any other certificate or instrument required to be delivered at the Closing of the Transaction pursuant to this Agreement, the parties acknowledge that notwithstanding anything to the contrary herein, the Purchaser shall have all remedies available at law or in equity (including for tort) with respect to such fraudulent or willful misconduct and such remedies will not be capped by the Escrow Fund.

(c)                 Escrow Period; Distribution of Escrow Fund upon Termination of Escrow Period.  Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing Date and shall terminate at 11:59 p.m., Israel Time, on December 31, 2011 (the period of time from the Closing Date through and including 11:59 p.m. on December 31, 2011 is referred to herein as the "Escrow Period"). The Escrow Amount shall be distributed to the Company as follows: (i) at 11:59 p.m., Israel Time, on the first anniversary of the Closing Date, the remaining balance of the Escrow Amount (after payment of all claims and reserves for unsatisfied claims as of such date and time) that is in excess of four hundred sixty thousand United States Dollars (US $460,000) (the "Remainder") shall be distributed to the Company, and (ii) at 11:59 p.m., Israel Time, on December 31, 2011, all amounts remaining in the Escrow Fund shall be distributed to the Company; provided, however, that the distributions above shall not be made and the Escrow Period shall not terminate with respect to such amount (or some portion thereof) as may be necessary in the good faith judgment of the Purchaser, subject to the objection of the Company and the subsequent arbitration of the matter in the manner as provided in Section 7.2(g), to satisfy any unsatisfied claims under this Section 7.2 concerning facts and circumstances existing prior to the first anniversary of the Closing Date (with respect to the distribution from the Escrow Fund on such date) or the termination of such Escrow Period, as applicable, which claims are specified in any certificate signed by any officer of the Purchaser (an "Officer's Certificate") delivered to the Escrow Agent and to the Company prior to the first anniversary of the Closing Date (with respect to the distribution from the Escrow Fund on such date) or termination of such Escrow Period, as applicable.  As soon as all such claims, if any, have been resolved, the Escrow Agent shall deliver to the Company the Remainder of the Escrow Fund or remaining portion of the Escrow Fund, as applicable, not required to satisfy such claims.  The Purchaser shall use its commercially reasonable efforts to have such remaining portion of the Escrow Fund delivered within ten (10) Business Days after such resolution.

(d)                 Protection of Escrow Fund.  The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of the Purchaser and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

(e)                 Claims Upon Escrow Fund.  Upon receipt by the Escrow Agent at any time on or before the last day of the Escrow Period of a certificate signed by any officer of the Purchaser (an "Officer's Certificate"):  (A) stating that the Purchaser or another the Purchaser Indemnitee has incurred or sustained (or anticipates that it will incur or sustain) Losses, directly or indirectly, as a result of any breach or violation of, inaccuracy in or omission from (or any claim by any third party alleging, constituting or involving a breach or violation of, inaccuracy in or omission from) any representation, warranty, covenant or agreement of the Company or any Person who is or was a director, officer, Affiliate or shareholder of the Company contained in this Agreement or any certificate or instrument required to be delivered at the Closing of the Transaction pursuant to this Agreement; and (B) specifying in reasonable detail the individual items of Loss included in the amount so stated, the date (if known) when each such item of Loss was incurred or sustained (or, in the case of anticipated Losses, the basis for such anticipated Loss), and the general nature of the representation, warranty, agreement or covenant or other matter to which such item of Loss or anticipated Loss is related, the Escrow Agent shall, subject to Section 7.2(f) and 7.2(g) below deliver to the Purchaser out of the Escrow Fund, as promptly as practicable but, in any event no earlier than the ten (10) Business Day period set forth in Section 7.2(f) below (for undisputed Claims) and no earlier than rendering of the final arbitral decision under Section 7.2(g) below (or mutual agreement of the parties) (for disputed Claims), an amount in cash held in the Escrow Fund equal to such Losses.  Where the basis for a claim upon the Escrow Fund by the Purchaser is that the Purchaser (or another Purchaser Indemnitee) anticipates that it will incur or sustain a Loss, no payment will be made from the Escrow Fund for such Loss unless and until such Loss is actually incurred or sustained.

(f)                 Objections to Claims.  At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Company and for a period of ten (10) Business Days after such delivery, the Escrow Agent shall make no delivery to the Purchaser of any Escrow Amounts pursuant to Section 7.2(e) unless the Escrow Agent shall have received written authorization from the Company to make such delivery.  After the expiration of such ten (10) Business Day period, the Escrow Agent shall make delivery of cash payments from the Escrow Fund in accordance with Section 7.2(e), provided that no such payment may be made if the Company shall object in a written statement to the claim made in the Officer's Certificate setting forth in reasonable detail the basis for objection, and such statement shall have been delivered to the Escrow Agent prior to 5 p.m. Pacific Time on the last day of such ten (10) Business Day period.

(g)                 Resolution of Conflicts; Arbitration.

(i)           In case the Company shall object in writing to any claim or claims made in any Officer's Certificate, the Company and the Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Company and the Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such memorandum and distribute cash payments from the Escrow Fund in accordance with the terms thereof.

(ii)           If no such agreement is reached after good faith negotiations, either the Purchaser or the Company may demand arbitration of the dispute unless the amount of the Loss is at issue in a pending Action or Proceeding involving a Third Party Claim (as defined in the Escrow Agreement, in which event arbitration shall not be commenced until such amount is determined in such Action or Proceeding (whether by verdict, judgment, finding of fact, settlement or other Order, stipulation or agreement) or otherwise ascertained, or both parties agree to arbitration; and in either event, the matter shall be resolved by arbitration conducted by one arbitrator to be selected jointly by the parties, and if the parties fail to agree on an arbitrator within thirty days of the arbitration demand or resolution of Third Party Claim (if later), in accordance with the commercial rules of arbitration of the American Arbitration Association then in effect.  The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery of information relating to any dispute while allowing the parties an opportunity, adequate as determined in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator shall rule upon motions to compel, limit or allow discovery as he shall deem appropriate given the nature and extent of the disputed Claim.  The arbitrator shall also have the authority to impose sanctions, including attorneys' fees and other costs incurred by the parties, to the same extent as a court of law or equity, if the arbitrator determines that discovery was sought without substantial justification or that discovery was refused or objected to by a party without substantial justification.  The decision of the arbitrator as to the validity and amount of any Claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement and, notwithstanding anything in Section 7.2(e), the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.  Such decision shall be written and shall be supported by written findings of fact and conclusions of law regarding the dispute which shall set forth the award, judgment, decree or order of the arbitrators.

(iii)           Judgment upon any award, judgment, decree or order rendered by the arbitrators may be entered in any court having competent jurisdiction.  Any such arbitration shall be held in New York City under the commercial rules of arbitration then in effect of the American Arbitration Association.  For purposes of this Section 7.2(g), in any arbitration hereunder in which any Claim or the amount thereof stated in the Officer's Certificate is at issue, the Purchaser shall be deemed to be the Non-Prevailing Party in the event that the arbitrators award the Purchaser less than the sum of one-half of the disputed amount of claimed Losses (exclusive of any amounts not in dispute); otherwise, the Company as represented by the Company shall be deemed to be the Non-Prevailing Party.  The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative costs of the arbitration and the expenses, including reasonable attorneys' fees and costs, incurred by the other party to the arbitration.  If the Non-Prevailing Party is the Company, such fees may be sourced from the Escrow Fund.  For the avoidance of doubt, if the Purchaser is the Non-Prevailing Party, the Purchaser will not be entitled to claim Purchaser's fees and expenses with respect to the disputed amount as Losses or otherwise seek reimbursement from the Company (or the Escrow Fund) for such fees and expenses.

(h)                 Third-Party Claims.  In the event the Purchaser becomes aware of a Third Party Claim which the Purchaser expects may result in a demand against the Escrow Fund, the Purchaser shall notify the Company of such Claim, and the Company shall be entitled, at its expense, to participate in any defense of such Claim.  The Purchaser shall have the right in its sole discretion to settle any Third Party Claim; provided, however, that if (i) such settlement was obtained without the Company's consent, and such consent was neither unreasonably withheld nor delayed, and (ii) the Company demonstrates to the satisfaction of the arbitrator that the amount of such settlement was unreasonably high (it being agreed that the arbitrator shall determine which party shall bear the burden of production and persuasion with respect to such challenge of the amount of settlement), the Purchaser shall not be entitled to recover from the Escrow Fund the portion of such settlement that the Company has so demonstrated is unreasonably high.  In the event that the Company has consented to any such settlement, the amount of such settlement shall be conclusively and irrebuttably presumed to be reasonable, and the Company shall not make, and the arbitrator shall have no power or authority to hear any objection under any provision of this Article 7 to the amount of any claim by the Purchaser against the Escrow Fund with respect to the amount of Losses incurred by the Purchaser in such settlement.

(i)                 Limitation.  The Company shall not have any liability in excess of two million United States Dollars (US $2,000,000) (the "Indemnity Cap") for any breach or violation of, inaccuracy in or omission from any representation or warranty, or any breach or violation of any covenant or agreement, of the Company contained in this Agreement or any of the Ancillary Agreements or any certificate, agreement or instrument required to be delivered in connection herewith or therewith (disregarding any materiality limitation herein or therein) or any claim by any third party alleging, constituting or involving such a breach, violation, inaccuracy or omission, except in the event of fraud or willful misconduct (i.e., an intentional breach of a representation, warranty, covenant or agreement, but excluding a negligent or reckless breach) by the Company or any Person who is or was a director, officer, Affiliate or shareholder of the Company in connection with this Agreement, the Ancillary Agreements or in any other instrument or document required to be delivered pursuant to this Agreement in connection herewith.  In the event of such fraudulent or willful misconduct referred to in the immediately preceding sentence, the Purchaser shall have all remedies available at law or in equity (including for tort) with respect to such fraudulent or willful misconduct.  Nothing herein shall be construed to limit the remedies available to or the amount of damages recoverable by the Purchaser for breach of any of the Ancillary Agreements by any of the parties thereto other than the Company.  In the event that the balance in the Escrow Fund shall not be sufficient to compensate the Purchaser Indemnitees for any and all Loss, the Purchaser shall be entitled to retain the portion of the unpaid Earnout Payment, if any, that represents the excess of the Loss (up to the amount of the Indemnity Cap) over the balance in the Escrow Fund.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1          Termination.  Except as provided in Section 8.2, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

(a)                 by mutual agreement of the Company and the Purchaser;

(b)                 by the Purchaser or the Company if:  (i) the Closing Date has not occurred before 5:00 p.m. (Israel Time) on October 31, 2010 (provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Transaction; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transaction by any Governmental Authority that would make consummation of the Transaction illegal;

(c)                 by the Purchaser if there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Transaction, by any Governmental Authority, which would:  (i) prohibit the Purchaser's ownership or operation of all or any portion of the Purchased Assets or the Business, or (ii) compel the Purchaser to dispose of or hold separate all or any portion of the Purchased Assets or the Business, or limit its operation of the Business as a result of the Transaction;

(d)                 by the Purchaser if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to the Company (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied prior to the Closing Date;

(e)                 by the Company if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement and (i) there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Purchaser and (A) the Purchaser is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to the Purchaser (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (B) as a result of such breach any of the conditions set forth in Section 6.3 would not be satisfied as of the Closing Date; or (ii) subject to the terms of clause (ii) of Section 8.2, pursuant to and in accordance with Section 4.3 for the purpose of pursuing a Superior Proposal previously received by the Company and not withdrawn at the time of such termination;

(f)                 by the Purchaser, if any of the individuals listed in Section 6.3(h)(ii) of the Company Disclosure Schedule and designated as Essential Employees ceases (other than by death or as a result of disability) to be employed by the Company or shall have given any notice or other indication that they are not willing to be employed by the Purchaser or an Affiliate of the Purchaser (as the Purchaser shall designate) following the Transaction, provided that the Purchaser shall give the Company at least thirty (30) days prior written notice during which time the Company may seek to obtain the consent of the Essential Employee to be employed by the Purchaser or an Affiliate of the Purchaser following the Transaction.  Notwithstanding anything to the contrary in the foregoing, Purchaser shall have no right to terminate this Agreement or abandon the Transaction under this Section 8.1(f) if: (i) the Purchaser directly or indirectly induces or encourages the Essential Employee to engage in activity that would reasonably result in such Essential Employing ceasing to be employed by the Company; or (ii) the Purchaser fails to offer employment terms to such Essential Employee that are substantially similar to the terms on which such Essential Employee is currently employed by the Company or requires that any Essential Employee to relocate as a condition to employment.  If the Purchaser exercises its right to terminate this Agreement and abandon the Transaction pursuant to this Section 8.1(f), the Purchaser shall not subsequently hire any Essential Employee and any such attempt to hire an Essential Employee shall be deemed a waiver of its right of termination under this Section 8.1(f).

8.2          Effect of Termination.  In the event of a valid termination of this Agreement as provided in Section 8.1, other than as provided in Section 8.1(e)(ii), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Company or their respective officers, directors or shareholders or Affiliates or Associates; provided, however, that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 5.2, 5.3, 5.5 and 8.1(f), Article 9 (exclusive of Section 9.3) and the applicable definitions set forth in Article 10 shall remain in full force and effect and survive any termination of this Agreement. The Company shall pay the Purchaser a cash fee of five hundred thousand United States Dollars (US $500,000) by wire transfer of immediately available funds to an account designated in writing by the Purchaser and as a condition precedent to the validity of such termination by the Company, in the event that the Company terminates this Agreement pursuant to Section 4.3 and clause (ii) of Section 8.1(e).

8.3          Amendment.  Except as is otherwise required by applicable Law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing validly signed on behalf of and delivered to each of the parties hereto; provided, however, that the consent of the Escrow Agent shall not be required in connection with any amendment to this Agreement that does not affect the rights and obligations of the Escrow Agent, as applicable.

8.4          Extension; Waiver. At any time prior to the Closing Date, the Purchaser and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against which such waiver or extension is asserted.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1         Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or sent by internationally recognized overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

If to the Purchaser to:

Commtouch Inc.
292 Gibraltar Drive, Suite 107
Sunnyvale, CA 94089
Facsimile No.:  +1 (650) 864-2006
Attn:  General Counsel

with a copy (which shall not constitute notice) to:

Naschitz, Brandes & Co.
5 Tuval Street
Tel Aviv, Israel 67897
Facsimile No.: +972 (3) 623-5005
Attn: Aaron M. Lampert

If to the Company to:

Authentium, Inc.
7121 Fairway Drive, Suite 102
Palm Beach Gardens, FL  33418-3764
Facsimile No.:  +1 (561) 575-3026
Attn:  General Counsel

with a copy (which shall not constitute notice) to:

Squire, Sanders & Dempsey L.L.P.
2000 Huntington Center
41 South High Street
Columbus, OH 43215
Facsimile No.:  +1 (614) 365-2499
Attn:  Donald W. Hughes, Esq.

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 9.1, be deemed given upon facsimile or telephonic confirmation of successful completion of transmission, and (c) if delivered by overnight courier to the address as provided in this Section 9.1, be deemed given on the earlier of the first Business Day following the date deposited with such overnight courier with the requisite payment and instructions to the effect delivery on the next Business Day or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.1).  Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving written notice specifying such change to the other parties hereto.

9.2          Entire Agreement.  This Agreement and the Exhibits and Schedules hereto, including the Disclosure Schedules and the Ancillary Agreements, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the confidentiality provisions of the Confidentiality Agreement and the LOI, which shall continue in full force and effect and shall survive any termination of this Agreement in accordance with its terms.

9.3          Further Assurances; Post-Closing Cooperation.  At any time or from time to time after the Closing, the parties shall execute and deliver to the other party such other documents and instruments, provide such materials and information and take such other actions as each other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other parties to fulfill their respective obligations under this Agreement and the transactions contemplated hereby.  Each party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the Transaction to be satisfied.

9.4          Waiver.  Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.5          Third Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of the Purchaser and the Company and, with respect to Article 7 only, the Escrow Agent, and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnification or compensation from the Escrow Fund under this Agreement.

9.6          No Assignment; Binding Effect.  Subject to Section 1.3, neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of Law or otherwise) by any party without the prior written consent of the other parties and any attempt to do so will be void.  Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

9.7          Headings.  The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

9.8          Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.9          Governing Law, Consent to Jurisdiction and Waiver of Trial by Jury.

(a)                 This Agreement, any other acquisition agreements, the Ancillary Agreements and any other closing documents shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of Law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.  In any proceeding brought to enforce this Agreement, any other acquisition agreements, the Ancillary Agreements or any other closing documents, the substantially prevailing party as determined by the arbitrator will be entitled to recover its reasonable attorneys' fees and costs, including fees on any appeal, and neither party shall be entitled to any trial by jury.

(b)                 Except as otherwise expressly provided by this Agreement, each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Florida State court, or Federal court of the United States of America, sitting in Miami-Dade County, Florida, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Florida State court or, to the extent permitted by law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Florida State or Federal court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Florida State or Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.1.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c)                 IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

9.10       Construction.  The parties hereto agree that this Agreement is the product of negotiations between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof.  Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

9.11       Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  The Escrow Agent may execute this Agreement following the date hereof and prior to the Closing, and such later execution, if so executed after the date hereof, shall not affect the binding nature of this Agreement as of the date hereof among the other signatories hereto.

9.12       Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Except where this Agreement specifically provides for arbitration, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

ARTICLE 10
DEFINITIONS

10.1       Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below (with correlative meanings for the singular or plural forms thereof):

"Action or Proceeding" means any action, suit, complaint, petition, proceeding, arbitration, litigation or Governmental Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental Regulatory Authority.

"Affiliate" means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its affiliates, or (c) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation.  For the purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with") as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

"Aggregate Consideration" has the meaning ascribed to it in Section 1.5.

"Agreement" means this Asset Purchase Agreement, including (unless the context otherwise requires) the Exhibits and the Disclosure Schedules and the certificates and instruments required to be delivered at the Closing of the Transaction pursuant to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

"Ancillary Agreements" means the License Back Agreement, the OEM Agreement entered into between the Purchaser and Frisk Software International on July 22, 2010, and the Transition Services Agreement.

"Approval" means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Authority or any other Person.

"Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

"Associate" means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Assumed Liabilities" has the meaning ascribed to it in Section 1.2.

"Assumption Document" has the meaning ascribed to it in Section 6.2(c).

"Audited Financial Statement Date" means December 31, 2007.

"Audited Financial Statements" means the audited consolidated balance sheets of the Company as of December 31 of each of 2006 and 2007 and the related audited consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years then ended, in each case including the notes thereto and the unqualified report of the Company's independent accountants with respect thereto.

"Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA, Multiemployer Plan, Pension Plan, and any other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, severance, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, personal leave, tuition, employee assistance, fringe benefit or welfare plan, workers' compensation, and any other employment, consulting, employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten) related thereto (i) that is or was maintained or contributed to by the Company or any ERISA Affiliate, or (ii) with respect to which the Company or any of its ERISA Affiliates has or may have any Liability and/or (iii) provides benefits, or describes policies or procedures applicable to any current or former employee, officer, director, consultant, service provider or contractor of the Company or any ERISA Affiliate, regardless of how (or whether) Liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof.

"Blocking Technology" means methods that are designed to detect and prevent the installation or operation of software code that is known or suspected to be Malware, or facilitate removal of such software code, in each case by combining scanning and comparative techniques (including signature, definition file or hash based comparisons, heuristics, or emulation) to evaluate software instructions as they are being loaded onto or accessed by a computer system.

"Books and Records" means all files, documents, instruments, papers, books and records relating exclusively, or in part, to the Business, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, Purchased Contracts, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

"Business" has the meaning ascribed to it in Recital "A" to this Agreement.

"Business Day" means a day other than Friday, Saturday, Sunday or any day on which banks located in the State of Israel or in the State of Florida are authorized or obligated to close.

"Business Products" has the meaning ascribed to it in Section 1.1(a).

"Business Products Intellectual Property" means any Intellectual Property that (a) is owned by; (b) is licensed to; or (c) was developed or created by or for, the Company and, in each of (a), (b) and (c), is used in or necessary for the conduct of the Business or embodied in the Business Products, including any Intellectual Property created by any of the Company's founders, employees, independent contractors or consultants for or on behalf of the Business (including any Intellectual Property created by any of the Company's founders prior to the creation of the Company).

"Business Registered Intellectual Property" means all Registered Intellectual Property owned by, filed in the name of, assigned to or applied for by, the Company and used in the Business.

"CFIUS" means the Committee on Foreign Investment in the United States.

"Claims" means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

"Closing" means the closing of the Transaction contemplated by Section 1.4.

"Closing Date" has the meaning ascribed to it in Section 1.4.

"COBRA" means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state law.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning ascribed to it in the preamble of this Agreement.

"Company Auditors" means BDO Seidman, LLP or such other independent auditor as the Company may from time to time appoint.

"Company Disclosure Schedule" means the schedules delivered to the Purchaser by or on behalf of the Company, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein in connection with the representations and warranties made by the Company in Article 2 or otherwise.

"Company Material Adverse Effect" means a change, effect, event, occurrence or circumstance that is materially adverse to the business, condition (financial or other), operations and results of operations of (i) the Business, (ii) the value of the Purchased Assets or (iii) the Company as a whole; provided, that "Company Material Adverse Effect" shall not include any change, effect, event, occurrence or circumstance arising out of or attributable to:  (a) any changes, effects, events, occurrences or circumstances in the United States or Israeli economies or securities or financial markets in general; (b) changes, effects, events, occurrences or circumstances that generally affect the industry in which the Business operates; (c) any change, effect, event, occurrence or circumstance resulting from an action required or permitted by this Agreement; or (d) conditions caused by acts of terrorism or war (whether declared or not); provided further, however, that any change, effect, event, occurrence or circumstance referred to in clauses (a), (b) or (d) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such change, effect, event, occurrence or circumstance has a disproportionate effect on the Business compared to other participants in the industries in which the Business operates.

"Competing Proposed Transaction" has the meaning ascribed to it in Section 4.2(a)4.3(a).

"Confidentiality Agreement" has the meaning ascribed to it in Section 5.2.

"Contract" means any contract, agreement or other legally binding business arrangement.

"Disclosure Schedules" means the Company Disclosure Schedule and the Purchaser Disclosure Schedule.

"EAR" has the meaning ascribed to it in Section 2.27.

"Environment" means air, surface water, ground water, or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish, biota or other natural resources.

"Environmental Law" means any and all applicable foreign, federal, state, or local Laws, statutes, ordinances, regulations, policies, guidance, rules, judgments, Orders, court decisions or rule of common law, permits, restrictions and licenses, which (i) regulate or relate to the protection or clean up of the Environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Material, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the health and safety of employees; or (ii) impose Liability or responsibility with respect to any of the foregoing, including without limitation CERCLA or any other Law of similar effect.

"Environmental Permit" means any permit, license, approval, consent or authorization required under or in connection with any Environmental Law and includes any and all Orders, consent Orders or binding agreements issued by or entered into with a Governmental Authority.

"ERISA Affiliate" means, with respect to the Company, any entity which is or has ever been a member of a "controlled group of corporations" with, or under "common control" with, the Company (within the meaning of Section 414(b) or (c) of the Code) or which is or has ever been a member of an "affiliated service group" with the Company (within the meaning of Section 414(m) of the Code) or any entity which is or has ever been required to be aggregated with the Company under Section 4001(b) of ERISA.

"Escrow Agent" means Union Bank, N.A. (or other institution acceptable to the Purchaser and the Company).

"Escrow Agreement" means the Escrow Agreement by and among the Purchaser, the Company and the Escrow Agent.

"Escrow Amount" has the meaning ascribed to it in Section 1.5(b).

"Escrow Fund" has the meaning ascribed to it in Section 7.2(a).

"Escrow Period" has the meaning ascribed to it in Section 7.2(c).

"Essential Employees" has the meaning ascribed to it in Section 6.3(h).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

"Excluded Assets" has the meaning ascribed to it in Section 1.1.

"Exon-Florio" means the United States Department of the Treasury regulations implementing the Exon-Florio Amendment to the Defense Production Act of 1950 (31 C.F.R. Part 800).

"Expiration Date" has the meaning ascribed to it in Section 7.1.

"Export Controls Law" has the meaning ascribed to it in Section 2.27.

"Extraneous Warranty Obligation" has the meaning ascribed to it in Section 2.23(a).

"Forecast" has the meaning ascribed to it in Section 2.25(b).

"GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"Governmental Authority" means any court, tribunal or arbitrator of competent jurisdiction or any  authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, Israel, any other country (to the extent that the rules, regulations or orders of such authority, agency, bureau, board, commission, department, official or other instrumentality have the force of Law) or any domestic or foreign state, county, city or other political subdivision, and shall include any stock exchange, and the National Association of Securities Dealers.

"Hazardous Material" means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; or (c) any other chemical, material, substance or waste which is regulated by any applicable Governmental Authority or which could constitute a nuisance.

"Indebtedness" of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases and (e) in the nature of a guarantee of any the obligations described in clauses (a) through (d) above of any other Person.

"Indemnity Cap" has the meaning ascribed to it in Section 7.2(i).

"Intellectual Property" means all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files and other media on which any of the foregoing is stored.

"IRS" means the United States Internal Revenue Service or any successor entity.

"Law" or "Laws" means any law, statute, Order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.

"Lease Documents" has the meaning ascribed to it in Section 2.13(d).

"Leased Real Property" has the meaning ascribed to it in Section 2.13(a).

"Liability" means all Indebtedness, obligations and other liabilities of a Person, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid, and whether required or not required to be reflected in financial statements under GAAP.

"License" means any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property (including any covenants not to sue with respect to any such Intellectual Property).

"Liens" means any mortgage, pledge, assessment, easement or security interest, condition, restriction, levy, charge, option or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities Law.

"LOI" has the meaning ascribed to it in Section 5.2.

"Loss" means any and all damages, fines, fees, Taxes, penalties, deficiencies, losses (including diminution in value) and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts, and other expenses of any Action or Proceeding or of any Claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys, incurred in connection with (a) the investigation or defense of any Third Party Claim or (b) asserting or disputing any right under this Agreement against any party hereto or otherwise), net of any insurance proceeds (if any) actually received (without any adverse effect on the premiums paid for such insurance).

"Malware" means malicious or potentially malicious software (e.g., viruses, trojans, worms, spyware, rootkits, and backdoors, etc.) designed to infiltrate a computer system without the owner's informed consent.

 "Multiemployer Plan" has the meaning set forth in Sections 3(37) and 4001(a)(3) of ERISA.

"OEM Agreement" has the meaning ascribed to it in Section 1.1(b).

"Officer's Certificate" has the meaning ascribed to it in Section 7.2(c).

"Order" means any writ, judgment, decree, injunction or similar order of any Governmental Authority.

"Pension Plan" means an employee benefit plan, program or arrangement subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

"Permit" means any license, permit, franchise or authorization.

"Permitted Liens" has the meaning ascribed to it in Section 2.14.

"Person" means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.

"Post-Closing Tax Period" means all Tax periods beginning after the Closing Date and that portion of all Straddle Periods beginning after the Closing Date.

"Pre-Closing Tax Period" means all Tax periods ending on or before the Closing Date and that portion of all Straddle Periods ending on the Closing Date.

"PTO" means the United States Patent and Trademark Office.

"Purchased Assets" has the meaning ascribed to in Section 1.1.

"Purchaser" has the meaning ascribed to it in the preamble of this Agreement.

"Purchaser Auditors" means Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or such other independent auditor as the Purchaser may from time to time appoint.

"Purchaser Indemnitees" has the meaning ascribed to it in Section 7.2(b).

"Purchaser Material Adverse Effect" means a change, effect, event, occurrence or circumstance that is materially adverse to the business, condition (financial or other), operations, results of operations, Assets and Properties or Liabilities of the Purchaser and its Subsidiaries, taking the Purchaser together with its Subsidiaries as a whole; provided, that none of the following shall constitute a Purchaser Material Adverse Effect:  changes in the market price or trading volume of Purchaser Ordinary Shares, and changes, effects, events, occurrences and circumstances that the Purchaser proves, by clear and convincing evidence, are caused primarily and directly by (i) the announcement or pendency of this Agreement and the transactions contemplated hereby; or (ii) temporary cyclical changes in the U.S. economy or the software industry as a whole.

"Registered Intellectual Property" shall mean all United States, international and foreign:  (a) patents and patent applications (including provisional applications); (b) registered trademarks and servicemarks, applications to register trademarks and servicemarks, intent-to-use applications, other registrations or applications to trademarks or servicemarks, or trademarks or servicemarks in which common law rights are owned or otherwise controlled; (c) registered copyrights and applications for copyright registration; (d) any mask work registrations and applications to register mask works; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

"Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.

"Relevant Group" has the meaning ascribed to it in Section 2.6.

"Representatives" has the meaning ascribed to it in Section 4.3(a).

"SEC" means the Securities and Exchange Commission or any successor entity.

"SEC Documents" means, with respect to any Person, each report, schedule, form, statement or other document filed or required to be filed with the SEC by such Person pursuant to Section 13(a) of the Exchange Act.

"Straddle Period" means all Tax periods beginning on or before and ending after the Closing Date.

"Subsidiary" means any Person in which the Company or the Purchaser, as the context requires, directly or indirectly through Subsidiaries or otherwise, beneficially owns at least fifty percent of either the equity interest in, or the voting control of, such Person, whether or not existing on the date hereof.

"Superior Proposal" has the meaning ascribed to it in Section 4.2(a)4.3(c).

 "Tax" or "Taxes" means (a) any income, alternative or add-on minimum tax, gross income, gross receipts, franchise, profits, sales, use, ad valorem, business license, withholding, payroll, employment, excise, stamp, transfer, recording, occupation, premium, property, value added, custom duty, severance, windfall profit or license tax, governmental fee or other similar assessment or charge, together with any interest and any penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign), or (b) any Liability to any Person for amounts described in clause (a) above as a result of an express or implied obligation to indemnify such Person, including pursuant to a tax sharing or allocation agreement.

"Tax Return" means all returns, declarations, reports, registrations, claims for refund, and information returns and statements relating to Taxes attributable to the Purchased Assets or Business, including any schedule or attachment thereto and including any amendment thereof.

"Taxing Authority" means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

"Third Party Claim" has the meaning ascribed to it in Section 7.2(b).

"Transaction" has the meaning ascribed to it in the Recitals.

"Transferring Contractor" means or any contractor or consultant to the Company whose contracting or consulting agreement is identified as a Purchased Asset or an Assumed Liability.

"Transferring Employee" means any officer or employee of the Company who will be offered employment with the Purchaser following the Closing in accordance with Section 6.3 of this Agreement.

"Transferring Person" means any Transferring Employee or any Transferring Contractor.

"Transition Services Agreement" means the services agreement, substantially in the form attached hereto as Exhibit H, providing for certain support and other services to be provide by the Company to the Purchaser following the Closing.

"Treasury Regulations" means the treasury regulations promulgated under the Code.

"TSX-Based Products" has the meaning ascribed to it in Recital "A" to this Agreement.

"TSX Technology" means methods that are designed to detect and prevent the operation of Malware by intercepting and monitoring operating system events (e.g., file system, registry and network events on Windows and Linux operating systems) and evaluating such events against known authorized or unauthorized events based on defined policies.

10.2       Construction.

(a)               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and the neuter, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms "Article" or "Section" or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Company, (vi) the words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation," (vii) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (viii)  when a statement herein with respect to a particular matter is qualified by the phrase "in all material respects," materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the transactions contemplated hereby, and (ix) the phrase "fraudulent or willful misconduct" includes any material and intentional breach or violation of, misrepresentation or inaccuracy in, or omission from a representation or warranty or other statement of fact, and any material and intentional breach or violation of a covenant or agreement.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.  When used herein, the terms "party" or "parties" refer to the Purchaser and the Company, as the context may be, and the terms "third party" or "third parties" refers to Persons other than the Purchaser or the Company.

(b)               When used herein, the phrase "to the knowledge of" any Person, "to the best knowledge of" any Person, "known to" any Person or any similar phrase, means (i) with respect to any Person who is an individual, the actual knowledge of such Person, (ii) with respect to any other Person, the actual knowledge of the directors and officers of such Person and other individuals that have a similar position or have similar powers and duties as the officers and directors of such Person, and (iii) in the case of each of (i) and (ii), the knowledge of facts that such individuals should have after due inquiry.  For this purpose, "due inquiry" with respect to any matter means inquiry of and consultations with (A) the directors and officers of such Person and other individuals that have a similar position or have similar powers and duties as such officers and directors, (B) other employees of and the advisors to such Person, including legal counsel and outside auditors, who have principal responsibility for the matter in question or are otherwise likely to have information relevant to the matter, and (C) the shareholders owning more than ten percent (10%) of the equity interests, by vote or value, of such Person.

(c)               The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Company and the Purchaser herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes.  It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative; (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect; and (iii) no limitation in any representation, warranty, covenant or closing condition shall be construed to limit any other representation, warranty, covenant or closing condition unless such limitation is expressly made applicable to such other representation, warranty, covenant or closing condition.

(d)               No amendment, supplement or update after the date of this Agreement shall be made to the Company Disclosure Schedule without the express written consent of the Purchaser, or to the Purchaser Disclosure Schedule without the express written consent of the Company, and no amendment, supplement or update made or delivered (or purporting to be made or delivered) after the date of this Agreement without such consent shall have any effect on any of the rights or obligations of the Company or the Purchaser, respectively.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

COMMTOUCH INC.		AUTHENTIUM, INC.

By:	/s/ Gideon Mantel and Ron Ela	By:	/s/ Douglas E. Brunt
Name:	Gideon Mantel and Ron Ela	Name:	Douglas E. Brunt
Title:	CEO and CFO	Title:	President and CEO

AGREEMENT OF THE PURCHASER PARENT:

For valuable consideration and as an inducement to the Company to enter into this Agreement, Commtouch Software Ltd. (the “Purchaser Parent”) hereby guarantees to the Company the full performance and payment of all of the obligations of the Purchaser under this Agreement (the “Guaranteed Obligations”). The Purchaser Parent hereby irrevocably and unconditionally covenants and agrees to be liable for the Guaranteed Obligations as a primary obligor.  The Purchaser Parent agrees that no modification, extension or indulgence granted to any Party under this Agreement, its successors or assigns, shall release the Purchaser Parent from its guaranty and other obligations set forth herein and such obligations shall continue in full force and effect as to any renewal, extension or modification of this Agreement.

COMMTOUCH SOFTWARE LTD.,
a company organized under the
laws of the State of Israel

	By:	/s/ Gideon Mantel and Ron Ela
	Name:	Gideon Mantel and Ron Ela
	Title:	CEO and CFO

Date: July 26, 2010